B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2018
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 7, 2018 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2018 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2017. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.
Additional information related to B2Gold Corp., including the Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
B2Gold Corp. is a Vancouver-based gold producer with five operating mines (one in Mali, one in Namibia, one in the Philippines and two in Nicaragua). In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company currently operates the Fekola Mine in Mali, which achieved commercial production on November 30, 2017, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and La Libertad and El Limon mines in Nicaragua. The Company also has an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.
Consolidated gold revenue in the second quarter of 2018 was $285 million on sales of 220,738 ounces at an average price of $1,290 per ounce compared to $164 million on sales of 131,737 ounces at an average price of $1,247 per ounce in the second quarter of 2017. This significant increase in revenue of 73% (or $121 million) was attributable to the new production from the Fekola Mine and a 3% increase in the average realized gold price, partially offset by lower sales volumes due to the timing of gold sales (which are expected to reverse in the third quarter of 2018) from the Fekola and Masbate mines. For the first-half of 2018, consolidated gold revenue was a record $629 million on record sales of 480,575 ounces at an average price of $1,309 per ounce compared to $311 million on sales of 251,674 ounces at an average price of $1,234 per ounce in the first-half of 2017. This significant increase in revenue of 103% (or $318 million) was attributable to the new production from the Fekola Mine and a 7% increase in the average realized gold price.
With the new large, low-cost Fekola Mine now in full production (after achieving commercial production on November 30, 2017), consolidated gold production in the second quarter of 2018 was a quarterly record of 240,093 ounces, a significant increase of 98% (or 118,645 ounces) over the same period last year and 7% (or 16,308 ounces) above budget. In its second full-quarter of commercial operations, the new Fekola Mine continued to operate above plan, producing 112,644 ounces of gold in the second quarter of 2018, 11% (or 11,225 ounces) above budget. Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s annual 2018 production guidance range higher to be between 420,000 to 430,000 ounces of gold (original guidance range was between 400,000 to 410,000 ounces). The Masbate Mine and Otjikoto Mine also had another solid quarter with both mines exceeding their targeted production levels for the quarter (refer to “Review of Mining Operations and Development Projects" section below). Consolidated gold production in the first-half of 2018 was 479,777 ounces, 7% (or 32,560 ounces) above budget and 89% (or 225,593 ounces) higher than the first-half of 2017.

In the second quarter of 2018, consolidated cash operating costs1 were $474 per ounce, $86 per ounce and 15% less than budget and $157 per ounce or 25% less than the second quarter of 2017. The favourable variance against budget reflects higher than budgeted gold production at the Fekola and Masbate mines coupled with lower production costs at these mines. These favourable variances were partially offset by lower than budgeted production from La Libertad and El Limon mines resulting from roadblocks which restricted the supply of key consumables (fuel and lime) to La Libertad during the month of June. Gold production at El Limon was temporarily impacted by illegal road blockades related to local employment issues for the community during the month of June (which have now been resolved). Consolidated cash operating costs per ounce in the second quarter of 2018 were lower than the second quarter of 2017 mainly due to the impact of the Fekola Mine's full quarter of low-cost commercial production. For the six months ended June 30, 2018, consolidated cash operating costs were $477 per ounce, $77 per ounce or 14% less than budget and $119 per ounce or 20% less than the comparable period in 2017. The year-to-date variance from budget and prior year were driven by the same factors as those for the second quarter of 2018 described above. The Fekola Mine’s cash operating costs were $318 per gold ounce for the second quarter of 2018 and $293 per ounce for the first half of 2018, $73 per ounce and $71 lower than budget, respectively.
All-in sustaining costs2 for the three months ended June 30, 2018 were $721 per ounce compared to budget of $867 per ounce and $974 per ounce for the prior year quarter. The decrease compared to budget was mainly a result of a lower than budgeted cash operating costs as discussed above, lower than budgeted corporate general and administrative costs due to timing and lower than planned sustaining exploration expenditures mainly at the Fekola Mine as the Company is focusing on the Fekola North Extension, which is considered to be a non-sustaining expenditure. All-in sustaining costs for the second quarter of 2018 were lower than the second quarter of 2017 due to the higher production and 25% lower cash operating costs per ounce which partially offset higher sustaining capital expenditures in the second quarter of 2018. All-in sustaining costs for the six months ended June 30, 2018 were $735 per ounce compared to a budget of $882 per ounce and $929 per ounce for the prior year comparable period. The decrease compared to budget was mainly a result of a lower than budgeted cash operating costs as discussed above, lower capital expenditures (mainly at La Libertad Mine), lower than budgeted general and administrative costs due to timing and lower than planned exploration expenditures mainly at the Fekola Mine. All-in sustaining costs for the first half of 2018 were lower than the first half of 2017 due to higher production, 20% lower cash operating costs per ounce and lower sustaining capital expenditures in the first half of 2018 (due to significant mobile equipment purchases made in the first half of 2017 which weren't repeated in 2018).
For the second quarter of 2018, the Company generated net income of $21 million ($0.02 per share) compared to net income of $19 million ($0.02 per share) in the second quarter of 2017. Adjusted net income3 for the second quarter of 2018 was $46 million ($0.05 per share) compared to adjusted net income of $13 million ($0.01 per share) in the second quarter of 2017. For the first half of 2018, the Company generated net income of $79 million ($0.08 per share) compared to a net income of $15 million ($0.02 per share) in the first half of 2017. Adjusted net income for the first half of 2018 was $104 million ($0.11 per share) compared to adjusted net income of $32 million ($0.03 per share) in the first half of 2017.
In the second quarter of 2018, the 2018 Mali exploration budget was increased by $4 million (from $15 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit. The Company is increasing the number of diamond drills from the current six rigs to eight rigs, as well as one reverse circulation rig and one aircore rig. A total of approximately 39,000 metres of diamond drilling have now been completed in 2018 in the Fekola North extension and an additional 16,000 metres are now planned for the remainder of 2018. Exploration drilling of the Fekola North Extension has now extended gold mineralization over one kilometre north of the Fekola reserve pit boundary. The drilling to date has indicated that the high-grade mineralized shoot in the Fekola reserve deposit not only continues to be well mineralized over one kilometre to the north, but the shoot has now been intersected higher up, closer to surface than originally projected in the Fekola North Extension zone. These results and previous drill results indicate that the potential exists, subject to further drilling, to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve. The Fekola North Extension remains open to the north. Due to the increasing size of the mineralized area, B2Gold now intends to release a new mineral resource for the Fekola deposit including a portion of the Fekola North Extension early in the fourth quarter of 2018.
In addition, based on the positive exploration results to date, the Company’s in-house technical team is conducting engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, and increase tonnage throughput, thereby increasing annual gold production, if, as expected, a larger open-pit resource is confirmed by the current exploration and in-fill drilling. Results of these studies are projected to be available by year-end 2018.

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1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

In February 2018, the Company announced a positive initial open-pit inferred mineral resource at the newly-discovered El Limon Central zone in Nicaragua, of 5,130,000 tonnes at a grade of 4.92 grams per tonne ("g/t") of gold containing 812,000 ounces of gold (100% basis). Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 83.8% (based on preliminary metallurgical testwork), and recent El Limon Mine cash operating costs. The El Limon Central zone, at its closest location, is approximately 150 metres from the El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Historical records indicated that parts of the Central zone had been mined underground in past decades. B2Gold's recent exploration work indicates that historical underground mining was much more limited than previously thought. B2Gold is currently conducting additional metallurgical testing on the El Limon Central ore along with a study to evaluate the potential to expand the El Limon throughput to increase annual gold production and reduce cash operating costs. The study is expected to be completed by the third quarter of 2018.
In February 2018, the Company announced a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso with an initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 grams per tonne, containing 1,130,000 ounces of gold (100% basis). The Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep. The Toega mineralized zone remains open along strike to the north-northeast and down dip. Recent drilling has intersected good grade in a potential new mineralized zone. Drilling is ongoing to infill and determine the ultimate size and economic potential of the Toega zone and to further test the new mineralized zone.
On May 29, 2018, the Company celebrated the official opening of the B2Gold Solar Plant at its Otjikoto Mine in Namibia. The opening of the new solar plant is in keeping with B2Gold's ongoing commitment to responsible mining and promoting green energy solutions at its five operating gold mines worldwide. The Otjikoto Solar Plant is one of the first fully-autonomous hybrid plants in the world and is expected to allow the Company to significantly reduce fuel consumption and greenhouse gas emissions from the site's current 24-megawatt ("MW") heavy fuel oil ("HFO") power plant. Otjikoto’s new Solar Plant is now providing approximately 13% of the electricity consumed on site (a saving equivalent to the consumption of approximately 700,000 litres of fuel from the date the plant came online in the second quarter of 2018). Changing the power plant to an HFO solar hybrid plant is expected to reduce Otjikoto’s HFO consumption by approximately 2.3 million litres and reduce associated power generation fuel costs by approximately 10% in 2018 and in excess of 3 million litres annually thereafter. The solar plant is expected to reduce processing costs by approximately 3%, reducing power costs by approximately $0.026/kWh.
At June 30, 2018, the Company had cash and cash equivalents of $107 million compared to cash and cash equivalents of $147 million at December 31, 2017. The Company had a working capital deficit at June 30, 2018 of $111 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficits resulted from the classification of the Company's convertible senior subordinated notes to current liabilities since they are due on October 1, 2018. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines and as well as available debt facility capacity including the Company's revolving credit facility ("RCF") and Fekola equipment financing loans. In addition, the Company entered into $120 million Prepaid Sales arrangements, the proceeds of which were used to help fund Fekola construction costs in 2016. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company has begun to reduce its overall consolidated debt levels, including making $125 million of net repayments on its RCF in the first half of 2018. The planned repayment of debt in 2018 also includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date (conversion price of $3.93 per share). The Company projects that based on current assumptions, including a $1,200 per ounce gold price for the remainder of 2018, that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position.
At June 30, 2018, the Company had $225 million outstanding under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $275 million. Subsequent to June 30, 2018, the Company repaid an additional $25 million of the RCF, leaving a current and undrawn available balance of $300 million under the facility. At June 30, 2018, the Company also had Euro 5 million ($6 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $1 million was available for future drawdowns on its Masbate equipment loan facility. The Company expects to utilize the balance of the undrawn equipment loan facilities for equipment purchases in 2018 and early 2019.
The Company remains well on target to achieve transformational growth in 2018. For full-year 2018, with the planned first full-year of production from the Fekola Mine, consolidated gold production is now forecast to be between 920,000 and 960,000 ounces (revised higher from the original guidance range of between 910,000 and 950,000 ounces). This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017. The Company’s forecast consolidated cash operating costs are expected to remain low in 2018 and be between $505 and $550 per ounce and all-in sustaining costs are expected to decrease by approximately 6% from 2017 and be between $780 and $830 per ounce.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Gold revenue ($ in thousands)	284,806	164,322	629,094	310,578

Net income ($ in thousands)	21,333	19,264	78,761	14,707

Earnings per share – basic(1) ($/share)	0.02	0.02	0.08	0.02

Earnings per share – diluted(1) ($/share)	0.02	0.02	0.06	0.02

Cash flows from operating activities(2) ($ in thousands)	86,211	48,023	233,487	87,622

Gold sold(ounces)	220,738	131,737	480,575	251,674

Average realized gold price ($/ounce)	1,290	1,247	1,309	1,234

Gold produced (ounces)	240,093	121,448	479,777	254,184

Cash operating costs(3) ($/ounce gold)	474	631	477	596

Total cash costs(3) ($/ounce gold)	552	678	560	641

All-in sustaining costs(3) ($/ounce gold)	721	974	735	929

Adjusted net income(3) ($ in thousands)	46,344	12,851	103,685	32,208

Adjusted earnings per share(3) – basic ($)	0.05	0.01	0.11	0.03
(1) Attributable to the shareholders of the Company.
(2) Cash flows provided by operating activities for the three and six months ended June 30, 2018 and 2017, each included delivery into Prepaid Sales transactions of $15 million and $30 million, respectively, while the three and six months ended June 30, 2017 included $15 million and $30 million, respectively, in proceeds from Prepaid Sales transactions and delivery into Prepaid Sales transactions.
(3) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Second quarter 2018 and 2017
Revenue
Consolidated gold revenue in the second quarter of 2018 was $285 million on sales of 220,738 ounces at an average price of $1,290 per ounce compared to $164 million on sales of 131,737 ounces at an average price of $1,247 per ounce in the second quarter of 2017. This significant increase in revenue of 73% (or $121 million) was attributable to the new production from the Fekola Mine and a 3% increase in the average realized gold price, partially offset by lower sales volumes due to the timing of gold sales from the Fekola and Masbate mines.

Consolidated gold revenue for the second quarter of 2018 included $15 million relating to the delivery of gold into the Company's Prepaid Sales contracts associated with the Company's Prepaid Sales transactions entered into in March 2016. During the second quarter of 2018, 12,908 ounces of gold were delivered under these contracts.

In the second quarter of 2018, the Fekola Mine accounted for $130 million (Q2 2017 - $nil) of gold revenue from the sale of 100,100 ounces (Q2 2017 - nil), the Otjikoto Mine accounted for $51 million (Q2 2017 - $55 million) of gold revenue from the sale of 39,529 ounces (Q2 2017 - 43,729 ounces), the Masbate Mine accounted for $63 million (Q2 2017 - $68 million) of gold revenue from the sale of 48,400 ounces (Q2 2017 - 54,100 ounces), the Libertad Mine accounted for $27 million (Q2 2017 - $32 million) of gold revenue from the sale of 20,484 ounces (Q2 2017 - 25,648 ounces) and $16 million (Q2 2017 - $10 million) of gold revenue was contributed by the Limon Mine from the sale of 12,225 ounces (Q2 2017 - 8,260 ounces).

Production and operating costs
With the new large, low-cost Fekola Mine now in full production (after achieving commercial production on November 30, 2017), consolidated gold production in the second quarter of 2018 was a quarterly record of 240,093 ounces, a significant increase of 98% (or 118,645 ounces) over the same period last year and 7% (or 16,308 ounces) above budget. In its second full-quarter of commercial operations, the new Fekola Mine continued to operate above plan, producing 112,644 ounces of gold in the second quarter of 2018, 11% (or 11,225 ounces) above budget. The Masbate Mine and Otjikoto Mine also had another solid quarter with both mines exceeding their targeted production levels for the quarter. The Libertad and Limon mines in Nicaragua were below budget as a result of indirect impacts from the current social conflict in Nicaragua. Roadblocks near La Libertad temporarily restricted the supply of key consumables (fuel and lime) during the month of June while gold production at El Limon was also temporarily impacted by illegal road blockades related to local employment issues for the community during the month of June (which have now been resolved) (refer to “Review of Mining Operations and Development Projects" section below).
In the second quarter of 2018, consolidated cash operating costs (refer to "Non-IFRS Measures") were $474 per ounce, $86 per ounce and 15% less than budget and $157 per ounce or 25% less than the second quarter of 2017. The favourable variance against budget reflects higher than budgeted gold production at the Fekola and Masbate mines coupled with lower production costs at these mines. These favourable variances were partially offset by lower than budgeted production from La Libertad and El Limon mines. Consolidated cash operating costs per ounce in the second quarter of 2018 were lower than the second quarter of 2017 mainly due to the impact of the Fekola Mine's full quarter of low-cost commercial production. The Fekola Mine’s cash operating costs were $318 per gold ounce for the second quarter of 2018, $73 per ounce lower than budget.
All-in sustaining costs (refer to "Non-IFRS Measures") for the three months ended June 30, 2018 were $721 per ounce compared to budget of $867 per ounce and $974 per ounce for the prior year quarter. The decrease compared to budget was mainly a result of a lower than budgeted cash operating costs as discussed above, lower than budgeted corporate general and administrative costs due to timing and lower than planned sustaining exploration expenditures mainly at the Fekola Mine as the Company is focusing on the Fekola North Extension, which is considered to be a non-sustaining expenditure. All-in sustaining costs for the second quarter of 2018 were lower than the second quarter of 2017 due to the higher production in the second quarter of 2018 and 25% lower cash operating costs per ounce in the second quarter of 2018, partially offset by higher sustaining capital expenditures in the second quarter of 2018.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $19 million for the three months ended June 30, 2018 compared to $6 million for the comparable period in 2017. The increase in royalties and production taxes was due to a 68% increase in the gold ounces sold, a 3% increase in the average realized gold price and the inclusion of sales from the Fekola Mine which have a higher total royalty/production tax rate of 8.25% compared to the Company's other mines which range from 4% to 6%.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $68 million in the second quarter of 2018 compared to $45 million in the second quarter of 2017. The increase in depreciation expense was mainly due to a 68% increase in the gold ounces sold and partially offset by a 9% decrease in the depreciation charge per ounce of gold sold.
Other
General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia, the Bamako office in Mali (starting after commencement of commercial production on December 1, 2017). G&A for the second quarter of 2018 was $11 million compared to $9 million for the second quarter of 2017. The $2 million increase compared to the prior year quarter consisted mainly of $1 million of G&A incurred in the second quarter of 2018 relating to the Bamako office in Mali, which was capitalized as development costs in the second quarter of 2017.
Share-based payment expense for the three months ended June 30, 2018 were $3 million compared to $8 million in the comparable period of 2017. The $5 million decrease was a result of timing of option grants (23 million options granted in the first half of 2017 (June 2017) compared to none in the first half of 2018). Subsequent to June 30, 2018, a total of 24 million stock options at a weighted average price of Cdn. $3.37 were granted to employees of the Company.

On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production. The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. As a result, in the second quarter of 2017, the Company recorded a $7 million pre-tax gain on disposal of the NSR. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.
The Company’s results for the second quarter of 2018 included a non-cash mark-to-market gain of $1 million on the convertible senior subordinated notes compared to a non-cash mark-to-market gain of $2 million in the second quarter of 2017. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At June 30, 2018, the convertible notes were trading at 100.3% of par value compared with 101.4% at March 31, 2018. The decrease in the note value is driven by the change in the underlying stock price which decreased to C$3.41 at June 30, 2018 from C$3.53 at March 31, 2018 and by the fact that the Company's convertible senior subordinated notes mature on October 1, 2018. The Company intends to repay the notes in cash on October 1, 2018 unless the notes are converted (conversion price of US$3.93 per share).

The Company reported $8 million in interest and financing expense during the second quarter of 2018 as compared with $3 million (net of capitalized interest) in the comparable period of 2017. During the three months ended June 30, 2017, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $5 million. Interest capitalization ceased December 1, 2017 when commercial production was reached. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations.
For the second quarter of 2018, the Company recorded a net current income tax expense of $23 million compared to $2 million in the second quarter of 2017. In the second quarter of 2018, the current income tax expense consisted mainly of corporate income tax expense in Mali, the Philippines and alternative minimum tax in Nicaragua. The increase in the current income tax expense is a result of the profitable Fekola Mine reaching commercial production on November 30, 2017 and the expiry of an income tax holiday in the Philippines which expired on June 30, 2017. Included in income tax expense for the three months ended June 30, 2018, is $5 million related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. For the second quarter of 2018, the Company recorded a deferred income tax expense of $27 million compared to a deferred income tax recovery of $3 million in the second quarter of 2017. The deferred income tax expense in the second quarter of 2018 mainly resulted from the weakening of the tax basis of the CFA Franc for the Fekola Mine and the Namibia dollar for the Otjikoto Mine as compared to the US dollar.
For the second quarter of 2018, the Company generated net income of $21 million ($0.02 per share) compared to a net income of $19 million ($0.02 per share) in the second quarter of 2017. Adjusted net income (refer to “Non-IFRS Measures”) for the second quarter of 2018 was $46 million ($0.05 per share) compared to adjusted net income of $13 million ($0.01 per share) in the second quarter of 2017. Adjusted net income in the second quarter of 2018 primarily excluded share-based payments of $3 million, non-cash mark-to-market gains of $1 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized gains on derivative instruments of $4 million and a deferred income tax expense of $27 million.
Cash flow provided by operating activities was $86 million in the second quarter of 2018 compared to $48 million in the second quarter of 2017, an increase of $38 million. This increase is mainly due to an increase in revenues of $120 million, offset by an increase of $27 million in production costs, a $13 million increase in royalties and production taxes and an increase in cash taxes paid for the Masbate Mine as the income tax holiday in the Philippines expired June 30, 2017. The second quarter of 2018 was negatively impacted by non-cash working capital changes of negative $19 million compared with negative $8 million in the second quarter of 2017. The main change in non-cash working capital in the quarter related to a $20 million increase in inventory. The increase in inventory mainly related to higher gold bullion balances for Fekola and Masbate due to the timing of sales (which are expected to reverse in the third quarter of 2018) and the purchase of supplies inventory for the Fekola Mine in Mali ($6 million).

At June 30, 2018, the Company had cash and cash equivalents of $107 million compared to cash and cash equivalents of $147 million at December 31, 2017. The Company had a working capital deficit at June 30, 2018 of $111 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficits resulted from the classification of the Company's convertible senior subordinated notes to current liabilities since they are due on October 1, 2018. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines and as well as available debt facility capacity including the Company's RCF and Fekola equipment financing loans. In addition, the Company entered into $120 million Prepaid Sales arrangements, the proceeds of which were used to help fund Fekola construction costs in 2016. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company has begun to reduce its overall consolidated debt levels, including making $125 million of net repayments on its RCF in the first half of 2018. The planned repayment of debt in 2018 also includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date (conversion price of $3.93 per share). The Company projects that based on current assumptions, including a $1,200 per ounce gold price for the remainder of 2018, that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position.
At June 30, 2018, the Company had $225 million outstanding under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $275 million. Subsequent to June 30, 2018, the Company repaid an additional $25 million of the RCF, leaving a current and undrawn available balance of $300 million under the facility. At June 30, 2018, the Company also had Euro 5 million ($6 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $1 million was available for future drawdowns on its Masbate equipment loan facility. The Company expects to utilize the balance of the undrawn equipment loan facilities for equipment purchases in 2018 and early 2019.
Year-to-date results
Revenue
For the first half of 2018, consolidated gold revenue was a record $629 million on record sales of 480,575 ounces at an average price of $1,309 per ounce compared to $311 million on sales of 251,674 ounces at an average price of $1,234 per ounce in the first-half of 2017. This significant increase in revenue of 103% (or $318 million) was attributable to the new production from the Fekola Mine and a 7% increase in the average realized gold price.
Consolidated gold revenue in the six months ended June 30, 2018 included $30 million related to the delivery of gold into the Company’s Prepaid Sales contracts (accounted for as deferred revenue). During the six months ended June 30, 2018, 25,816 ounces were delivered under these contracts.
For the six months ended June 30, 2018, the Fekola Mine accounted for $293 million (2017 - $nil) of gold revenue from the sale of 222,700 ounces (2017 - nil), the Otjikoto Mine accounted for $108 million (2017 - $103 million) of gold revenue from the sale of 82,358 ounces (2017 - 82,558 ounces), the Masbate Mine accounted for $143 million (2017 - $128 million) of gold revenue from the sale of 108,400 ounces (2017 - 103,100 ounces), the Libertad Mine accounted for $51 million (2017 - $63 million) of gold revenue from the sale of 39,042 ounces (2017 - 50,928 ounces) and $37 million (2017 - $19 million) of gold revenue was contributed by the Limon Mine from the sale of 28,075 ounces (2017 - 15,088 ounces).

Production and operating costs

Consolidated gold production in the first half of 2018 was 479,777 ounces, 7% (or 32,560 ounces) above budget and 89% (or 225,593 ounces) higher than the first-half of 2017. For the six months ended June 30, 2018, consolidated cash operating costs (refer to “Non-IFRS Measures”) were $477 per ounce, $77 per ounce or 14% less than budget and $119 per ounce or 20% less than the comparable period in 2017. The variance from budget and prior year were driven by the same factors as those for the second quarter of 2018 described above. The Fekola Mine’s cash operating costs were $293 per ounce for the first half of 2018, $71 lower than budget.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the six months ended June 30, 2018 were $735 per ounce compared to a budget of $882 per ounce and $929 per ounce for the prior year comparable period. The decrease compared to budget was mainly a result of a lower than budgeted cash operating costs as discussed above, lower capital expenditures (mainly at La Libertad mine), lower than budgeted general and administrative costs due to timing and lower than planned sustaining exploration expenditures mainly at the Fekola Mine as the Company is focusing on the Fekola North Extension, which is considered to be a non-sustaining expenditure. All-in sustaining costs for the first half of 2018 were lower than the first half of 2017 due to the higher production and 20% lower cash operating costs per ounce and lower sustaining capital expenditures in the first half of 2018 (In the first half of 2017, the Company incurred significant mobile equipment purchases for the Masbate Mine).
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $150 million for the six months ended June 30, 2018 compared to $81 million in the same period in 2017. The depreciation charge per ounce of gold sold for the six months ended June 30, 2018 decreased to $312 per ounce of gold sold compared to $323 per ounce of gold sold in the same period in 2017. The increase in depreciation expense was mainly due to an 91% increase in the gold ounces sold partially offset by a 3% decrease in the depreciation charge per ounce of gold sold.
Other
For the six months ended June 30, 2018, G&A increased by $6 million to $23 million. The $6 million increase compared to the prior year comparable period consisted mainly of $3 million of G&A incurred in the first half of 2018 relating to the Bamako office in Mali, which was capitalized as development costs in the first half of 2017 and a $3 million increase in personnel costs resulting from the timing of bonus accruals and payments.
During the six months ended June 30, 2018, the Company made the decision to dispose of its interest in the Mocoa property. On June 15, 2018, the Company completed the sale of its interest in the Mocoa Porphyry copper-molybdenum deposit in Colombia (the "Property") to Libero Copper Corporation ("Libero") for 10,400,000 Common shares of Libero and a 2% net smelter returns royalty on production generated on the Property pursuant to the terms of a share purchase agreement (the "Agreement") dated May 7, 2018, among the Company, Colombian Ventures Ltd., a wholly owned indirect subsidiary of the Company, Libero and Libero Resources Limited, a wholly owned subsidiary of Libero. In connection with this acquisition, the total holdings in the Common shares of Libero held by the Company represented approximately 19% of the outstanding Common shares of Libero then outstanding. Immediately before such acquisition, the Company held no Common shares of Libero. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income during the first quarter of 2018.

As described above, during the first half of 2017, the Company recorded a $7 million pre-tax gain on disposal of the Lynn Lake NSR.

The Company’s results for the six months ended June 30, 2018 included a non-cash mark-to-market gain of $12 million on the convertible senior subordinated notes compared to a non-cash mark-to-market loss of $12 million in the same period of 2017. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At June 30, 2018, the convertible notes were trading at 100.3% of par value compared with 106.5% at December 31, 2017. The decrease in the note value is driven by the change in the underlying stock price which decreased to C$3.41 at June 30, 2018 from C$3.88 at December 31, 2017 and by the fact that the Company's convertible senior subordinated notes mature on October 1, 2018.The Company intends to repay the notes in cash on October 1, 2018 unless the notes are converted (conversion price of US$3.93 per share).

The Company reported $17 million in interest and financing expense during the six months ended June 30, 2018 as compared with $5 million (net of capitalized interest) in the comparable period of 2017. During the six months ended June 30, 2017, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $10 million. Interest capitalization ceased December 1, 2017 when commercial production was reached. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes is recorded as part of the overall change in fair value of the notes in the statement of operations.

For the first half of 2018, the Company recorded a net current income tax expense of $63 million compared to $7 million in the first half of 2017. In the first half of 2018, the current income tax expense consisted mainly of corporate income tax expense in Mali, the Philippines and alternate minimum tax in Nicaragua. The increase in the current income tax expense is a result of the profitable Fekola Mine reaching commercial production on November 30, 2017 and the expiry of an income tax holiday in the Philippines which expired on June 30, 2017. Included in income tax expense for the six months ended June 30, 2018, is $10 million related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. For the first half of 2018, the Company recorded a deferred income tax expense of $18 million compared to a deferred income tax recovery of $3 million in the first half of 2017. The deferred income tax expense in the second quarter of 2018 mainly resulted from the weakening of the tax basis of the CFA Franc for the Fekola Mine and the Namibia dollar for the Otjikoto Mine as compared to the US dollar.
For the first half of 2018, the Company generated net income of $79 million ($0.08 per share) compared to a net income of $15 million ($0.02 per share) in the first half of 2017. Adjusted net income (refer to “Non-IFRS Measures”) for the first half of 2018 was $104 million ($0.11 per share) compared to adjusted net income of $32 million ($0.03 per share) in the first half of 2017. Adjusted net income in the first half of 2018 primarily excluded impairment of long-lived assets of $18 million, share-based payments of $7 million, non-cash mark-to-market gains of $12 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized gains on derivative instruments of $6 million and a deferred income tax expense of $18 million.

Cash flow provided by operating activities was $233 million in the first half of 2018 compared to $88 million in the first half of 2017, an increase of $145 million. This increase is mainly due to an increase in revenues of $319 million, offset by an increase of $82 million in production costs and a $28 million increase in royalties and production taxes. Current income tax expense increased by $55 million but this was partially offset by a $37 million increase in accrued taxes payable. Accrued taxes increased primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). Offsetting the increase in accrued taxes payable was a $36 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.
REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended	Six months ended
	June 30,	June 30,
	2018(1)	2018(1)

Gold revenue ($ in thousands)	129,902	293,182

Gold sold (ounces)	100,100	222,700

Average realized gold price ($/ ounce)	1,298	1,316

Tonnes of ore milled	1,330,038	2,646,856

Grade (grams/ tonne)	2.77	2.80

Recovery (%)	95.3	95.1

Gold production (ounces)	112,644	226,786

Cash operating costs(2) ($/ ounce gold)	318	293

Total cash costs(2) ($/ ounce gold)	409	397

All-in sustaining costs(2) ($/ounce)	445	466

Capital expenditures ($ in thousands)	15,322	36,409

Exploration ($ in thousands)	5,055	7,040
(1) The Fekola Mine reached commercial production on November 30, 2017.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

In its second full-quarter of commercial operations (after achieving commercial production on November 30, 2017), the new Fekola Mine in Mali continued to outperform budget, running above plan on mill feed grade, throughput and recoveries. This resulted in the Fekola Mine producing 112,644 ounces of gold in the second quarter of 2018, 11% (or 11,225 ounces) above budget. Mill feed grade, throughput and recoveries for the second quarter were 2.77 grams per tonne (“g/t”) (compared to budget of 2.75 g/t), 1,330,038 tonnes (compared to budget of 1,235,573 tonnes) and 95.3% (compared to budget of 92.7%), respectively. The higher processing throughput has been tested over a variety of ore types and the Company now believes that a minimum 10% increase (to 5.5 million tonnes per annum) is sustainable. Additionally, as part of the current expansion study, the Company is currently conducting grinding and debottlenecking studies to determine the maximum throughput the mills can achieve. It is anticipated that these studies will be available by the end of 2018. The mill recoveries continue to remain above design predictions (95.3% compared to a budget of 92.7%) over a broad range of ore types. It is expected that the recoveries will continue to be within the range of design (92.7%) and observed (95.3%). The mining fleet has also performed well throughout the first half of the year with total mined tonnage nearly 20% above budget. This added mining production allows for flexibility in developing the Fekola open-pit phases and managing stockpiles. Current ore stockpiles, including both high and low-grade ore, contain approximately 3.9 million tonnes averaging 2.0 g/t of gold. The low-grade ore stockpile is currently scheduled to be processed near the end of the mine life. For the first-half of 2018, the Fekola Mine produced 226,786 ounces of gold, above budget by 11% (or 22,453 ounces). Mill feed grade, throughput and recoveries for the first half of 2018 were 2.80 g/t (compared to budget of 2.76 g/t), 2,646,856 tonnes (compared to budget of 2,485,047 tonnes) and 95.1% (compared to budget of 92.7%), respectively.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $318 per gold ounce for the second quarter of 2018 and $293 per ounce for the first half of 2018, $73 per ounce and $71 lower than budget, respectively. Cash operating costs per ounce were lower than budget due to a combination of higher than budgeted gold production and lower than budgeted mining costs (in part as the zone being mined consisted of near surface weathered rock in phase 4 of the Fekola Pit which did not require drilling and blasting, therefore also lowering the operational and maintenance costs of the mining equipment). Mining is producing above planned production rates, while maintaining total and unit (per tonne) costs below budget. Mining costs may increase as maintenance requirements increase but should remain at or below budget for the remainder of the year. Processing and site general costs were below budget for the second quarter and first half of 2018, reflecting the successful transition from construction to steady state operations. In addition, processing costs in the second quarter of 2018 were lower than budget due to the timing of a scheduled mill reline completed earlier in March rather than in April as budgeted.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended June 30, 2018 were $445 per ounce compared to a budget of $605 per ounce while all-in sustaining costs for the six months ended June 30, 2018 were $466 per ounce compared to a budget of $604 per ounce. All-in sustaining costs in the second quarter and first half of 2018 compared to budget reflect higher than budgeted production and the lower than budgeted cash operating costs as discussed above. In addition, the lower than budgeted all-in sustaining costs resulted from lower than budgeted prestripping costs, partially resulting from lower than budgeted mining costs, timing of capital expenditures and lower than budgeted sustaining exploration costs as the Company is focusing on the Fekola North Extension, which is considered to be a non-sustaining expenditure.
Capital expenditures in the second quarter of 2018 totalled $15 million consisting of $4 million in construction carryover for the completion of the powerhouse and other projects, $3 million for Fadougou relocation costs, $3 million for prestripping of phases 3 and 4 of the Fekola pit, $2 million for mobile equipment purchases and $2 million for the construction of stages 2 and 3 of the tailings storage facility (with capacity through 2021). Capital expenditures in the first half of 2018 totalled $36 million consisting of $11 million in construction carryover for the completion of the powerhouse and other projects, $10 million for prestripping, $6 million for the construction of stages 2 and 3 of the tailings storage facility, $4 million for Fadougou relocation costs and $3 million for mobile equipment purchases.
Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s production guidance range higher to be between 420,000 to 430,000 ounces of gold (original guidance range was between 400,000 to 410,000 ounces), at cash operating costs of between $345 and $390 per ounce and all-in sustaining costs between $575 and $625 per ounce.

In the second quarter of 2018, the 2018 Mali exploration budget was increased by $4 million (from $15 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit. The Company is increasing the number of diamond drills from the current six rigs to eight rigs, as well as one reverse circulation rig and one aircore rig. A total of approximately 39,000 metres of diamond drilling have now been completed in 2018 in the Fekola North extension and an additional 16,000 metres are now planned for the remainder of 2018. Exploration drilling of the Fekola North Extension has now extended gold mineralization over one kilometre north of the Fekola reserve pit boundary. The drilling to date has indicated that the high-grade mineralized shoot in the Fekola reserve deposit not only continues to be well mineralized over one kilometre to the north, but the shoot has now been intersected higher up, closer to surface than originally projected in the Fekola North Extension zone. These results and previous drill results indicate that the potential exists, subject to further drilling, to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve. The Fekola North Extension remains open to the north. Due to the increasing size of the mineralized area, B2Gold now intends to release a new mineral resource for the Fekola deposit including a portion of the Fekola North Extension early in the fourth quarter of 2018.
In addition, based on the positive exploration results to date, the Company’s in-house technical team is conducting engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, and increase tonnage throughput beyond its current 5.5 million tonnes per annum rate, thereby increasing annual gold production, if, as expected, a larger open-pit resource is confirmed by the current exploration and in-fill drilling. Results of these studies are projected to be available by year-end 2018.

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company's interest in the Fekola Mine. Following signing of a shareholder's agreement in August 2017, between the Company and the State of Mali (the "Fekola Shareholder Agreement"), the Company confirmed the basis under which it was to contribute a 10% free carried interest in Fekola SA to the State of Mali. In addition, the State of Mali also had the option to purchase an additional 10% of Fekola SA which it elected to exercise. Terms and conditions of the acquisition of this additional 10% have been agreed between the Company and the State of Mali in a share purchase agreement (the “Share Purchase Agreement”) dated August 2017.

In March 2017, the Company signed a mining convention in the form required under the 2012 Mining Code (the "Fekola Mining Convention") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali. In August 2017 the Company finalized an amendment to the Fekola Mining Convention with the State of Mali to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, governs the procedural and economic parameters pursuant to which the Company operates the Fekola Mine.

Before the Company transfers ownership of a total of 20% (being the 10% free carried interest plus the additional 10%) of Fekola SA to the State of Mali, the participation of the State in Fekola SA must be approved through an ordinance of the Council of Ministers and signed by the President. The Company believes that finalization of this process is imminent.

Once the State of Mali’s interest into Fekola SA has been formally authorized by the Malian authorities, the Company will transfer ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership will entitle it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA (the “Priority Dividend”). The second fully participating 10% of the State of Mali's interest will entitle it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest. Ordinary dividends are not payable by Fekola SA until the Fekola intercompany loans, including funds advanced for mine construction plus interest have been repaid to B2Gold in full.

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Gold revenue ($ in thousands)	51,210	54,970	108,245	102,647

Gold sold (ounces)	39,529	43,729	82,358	82,558

Average realized gold price ($/ ounce)	1,296	1,257	1,314	1,243

Tonnes of ore milled	860,474	867,170	1,687,701	1,699,975

Grade (grams/ tonne)	1.49	1.50	1.50	1.56

Recovery (%)	98.7	98.6	98.7	98.6

Gold production (ounces)	40,678	41,163	80,177	83,937

Cash operating costs(1) ($/ ounce gold)	505	524	536	467

Total cash costs(1) ($/ ounce gold)	556	568	591	506

All-in sustaining costs(1) ($/ounce)	824	668	792	721

Capital expenditures ($ in thousands)	18,256	2,655	29,632	15,207

Exploration ($ in thousands)	593	102	997	433
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, built on its strong first quarter performance with a similarly successful second quarter, producing 40,678 ounces of gold, approximately in-line with budget and comparable with the second quarter of 2017. The average grade processed in the quarter was 1.49 g/t, compared to budget of 1.56 g/t and 1.50 g/t in the second quarter of 2017. Mill throughput for the quarter was 860,474 tonnes compared to budget of 822,740 tonnes and 867,170 tonnes in the second quarter of 2017. Mill recoveries remained high and averaged 98.7%, exceeding budget of 98.0% and 98.6% in the second quarter of 2017. The grand opening for Otjikoto’s new Solar Plant was held on May 29, 2018, and is now providing approximately 13% of the electricity consumed on site (a saving equivalent to the consumption of approximately 700,000 litres of fuel from the date the plant came online in the second quarter of 2018). Changing the power plant to an HFO solar hybrid plant is expected to reduce Otjikoto’s HFO consumption by approximately 2.3 million litres and reduce associated power generation fuel costs by approximately 10% in 2018. For the first half of 2018, the Otjikoto Mine produced 80,177 ounces of gold, above budget by 3% (or 2,459 ounces) and 4% (or 3,760 ounces) lower than the first half of 2017. The Otjikoto mill continued to operate well for the first half of 2018, processing 1,687,701 tonnes (compared to a budget of 1,636,439 and 1,669,975 tonnes for the first half of 2017) at an average grade of 1.50 g/t (compared to a budget of 1.51 g/t and 1.56 g/t for the first half of 2017) with gold recoveries averaging 98.7% (compared to a budget of 98.0% and 98.6% for the first half of 2017). In 2018, nearly all of the processed ore will be sourced from the Otjikoto Pit. Development of the second phase of the Wolfshag Pit will continue to the end of 2018, from which higher-grade ore production is expected in 2019 and subsequent years.

The Otjikoto Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $505 per gold ounce for the second quarter of 2018, similar to the budget of $498 per ounce and slightly below the second quarter of 2017 of $524 per ounce. Cash operating costs for the first half of 2018 were $536 per ounce, 4% lower than budget but 15% higher than the first half of 2017. Cash operating costs for the first half of 2018 are higher than the prior year comparable period due to higher 2017 gold production, lower fuel costs in 2017 and a weaker Namibian dollar in 2017.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended June 30, 2018 were $824 per ounce compared to a budget of $766 per ounce and $668 per ounce in the second quarter of 2017. All-in sustaining costs compared to budget reflect higher than budgeted capital expenditures relating to the timing of capital repairs incurred in the second quarter of 2018 which were originally planned for later in 2018. All-in sustaining costs for the six months ended June 30, 2018 were $792 per ounce compared to a budget of $786 per ounce and $721 per ounce in the comparable period of 2017. All-in sustaining costs in the first half of 2018 compared to budget reflect slightly higher production and lower cash operating costs as discussed above partially offset by higher than budgeted capital expenditures relating to the timing of capital repairs incurred in the first half of 2018 which were originally planned for later in 2018.
Capital expenditures for the three months ended June 30, 2018 totalled $18 million consisting of $9 million for prestripping, $7 million in mobile equipment rebuilds and $1 million for installation of the Otjikoto solar power plant. Capital expenditures for the six months ended June 30, 2018 totalled $30 million consisting of $15 million for prestripping, $9 million in mobile equipment rebuilds and $3 million for installation of the Otjikoto solar power plant.

The Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold in 2018, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and all-in sustaining costs of between $700 and $750 per ounce.

The Company’s total exploration budget for Namibia in 2018 is $5 million. Exploration in 2018 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling, split between the Otjikoto Project and the Ondundu joint venture. The Ondundu Project is located in north-central Namibia approximately 346 km northwest from Windhoek and approximately 230 km west-southwest from the Otjikoto Mine. The Company has the right to earn 100% of the project through a series of payments and work commitments. Exploration in 2018 on the Ondundu joint venture  is focusing on drill testing several targets on the license. Drilling completed in 2018 to date includes 20 DDH and RC holes for approximately 5,000 metres and 97 RAB holes for 2,900 metres.

Geotechnical, hydrogeological and design studies for Wolfshag have been completed, based on an updated resource model, resulting in a larger open pit than previously reported. Mining at Wolfshag commenced in late 2016 and Wolfshag ore provided a significant component of the Otjikoto mill feed in 2017. Updated Wolfshag mineral reserves and resources were reported in the Company's recent Annual Information Form, dated March 23, 2018, with 372,000 ounces of Probable Mineral Reserves (4.29 million tonnes at an average grade of 2.70 g/t, on a 90% attributable basis) remaining in the Wolfshag open pit, as at December 31, 2017. This updated reserve, based on the larger Wolfshag open-pit design, includes an additional 132,000 ounces of Probable Mineral Reserves (1.42 million tonnes at an average grade of 2.88 g/t, on a 90% attributable basis) within Wolfshag Phase 4. In addition, the Wolfshag mineral resource remains open down-plunge and may be exploitable in the future by underground mining. In 2018, the Company has been drilling down plunge to the south on Wolfshag and Otjikoto to determine the potential to expand the underground to the south and is doing further work to update the Wolfshag model.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Gold revenue ($ in thousands)	62,858	67,942	142,994	127,921

Gold sold (ounces)	48,400	54,100	108,400	103,100

Average realized gold price ($/ ounce)	1,299	1,256	1,319	1,241

Tonnes of ore milled	1,686,716	1,824,714	3,479,295	3,528,715

Grade (grams/ tonne)	1.29	1.12	1.23	1.20

Recovery (%)	77.3	75.9	77.9	75.3

Gold production (ounces)	54,254	49,930	107,401	102,492

Cash operating costs(1) ($/ ounce gold)	531	516	537	520

Total cash costs(1) ($/ ounce gold)	618	571	615	576

All-in sustaining costs(1) ($/ounce)	727	869	739	838

Capital expenditures ($ in thousands)	9,560	15,412	21,397	30,366

Exploration ($ in thousands)	1,119	1,418	2,217	2,810
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance through the second quarter of 2018, producing 54,254 ounces of gold, 25% (or 10,940 ounces) above budget and 9% (or 4,324 ounces) higher compared to the prior year quarter. Gold production was significantly above budget largely due to mining unexpected ore tonnage from backfilled areas in the lower levels of the Colorado Pit (that had historically been mined using underground methods and not included in the Masbate open-pit mine plan). This backfilled material is distinct from the in-situ ore, having higher than budgeted grade and recoveries. For the second quarter of 2018, mill throughput was 1,686,716 tonnes (compared to budget of 1,664,828 tonnes and 1,824,714 tonnes in the second quarter of 2017) and gold recoveries averaged 77.3% (compared to budget of 70.0% and 75.9% in the second quarter of 2017). The average grade processed was 1.29 g/t compared to budget of 1.16 g/t and 1.12 g/t in the second quarter of 2017. Oxide ore represented 59% of the processed tonnage for the quarter versus a budget of 58%. For the first half of 2018, gold production at the Masbate Mine was 107,401 ounces of gold, significantly above budget by 19% (or 16,794 ounces) and 5% (or 4,909 ounces) higher than the first-half of 2017. For the first half of 2018, mill throughput was 3,479,295 tonnes (compared to budget of 3,370,892 tonnes and 3,528,715 tonnes in the first half of 2017), gold recoveries averaged 77.9% (compared to budget of 71.1% and 75.3% in the first half of 2017) and the average grade processed was 1.23 g/t compared to budget of 1.18 g/t and 1.20 g/t in the first half of 2017. The above budgeted production was mainly due to the combination of higher than expected oxide ore tonnage (from Vein 5 of the Colorado Pit) in the first quarter followed by unexpected backfilled ore (from the lower levels of the Colorado Pit), having higher grade and better recovery than the in-situ ore, in the second quarter. Oxide ore represented 69% of the processed tonnage in the first-half of the year versus a budget of 54%. Masbate budgeted gold production for 2018 is weighted toward the first half of the year as the planned transition to the lower recovery Main Vein pit continues.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $531 per gold ounce for the three months ended June 30, 2018, which was $199 per ounce lower than budget but $15 per ounce higher than in the prior year quarter. For the six months ended June 30, 2018, the Masbate Mine’s cash operating costs were $537 per ounce, which was $174 per ounce lower than budget but $17 per ounce higher than the comparable period in the prior year. Cash operating costs were below budget due to higher production combined with lower mining costs (with cost savings in drilling, blasting and grade control), lower stockpile adjustments and higher deferred stripping costs which are capitalized (as compared to budget). Cash operating costs per ounce were comparable to the prior year periods.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2018 were $727 per ounce compared to a budget of $997 per ounce and $869 per ounce in the prior year quarter. All-in sustaining costs for the first half of 2018 were $739 per ounce compared to a budget of $941 per ounce and $838 per ounce in the prior year comparable period. All-in sustaining costs compared to budget reflect higher than budgeted production and the lower than budgeted cash operating costs as discussed above.
Capital expenditures for the three months ended June 30, 2018 totalled $10 million including Masbate processing plant upgrade costs of $3 million, mobile equipment acquisition costs and rebuilds of $2 million, $1 million for the tailings storage facility and prestripping costs of $1 million. Capital expenditures in the six months ended June 30, 2018 totalled $21 million including Masbate processing plant upgrade costs of $7 million, mobile equipment acquisition costs and rebuilds of $4 million, prestripping costs of $3 million and $2 million for the tailings storage facility.
A detailed capital cost estimate of $26 million was completed by Lycopodium Ltd., working with the Company's engineering team, for the upgrade of the Masbate processing plant to 8 million tonnes per year ($23 million in 2018 and $3 million in 2019). The upgrade, which is being conducted by B2Gold’s in-house team, primarily consists of adding a third ball mill and upgrading the existing crushing circuit. The ball mill is currently on site and preliminary works including construction of the mill plinths, steel fabrication and ordering equipment and materials are well advanced. No addition to the mining fleet is required as the additional feed will come from the lower-grade material that was in the original mine plan but was scheduled to be stockpiled. When the expansion is online (expected in early 2019), it is projected to keep Masbate's annual gold production near 200,000 ounces per year during the mining phase, and is expected to keep gold production above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life.

Based on Masbate’s strong year-to-date performance, the Company now expects full-year Masbate production to be at or above the top end of its original annual production guidance range of between 180,000 and 190,000 ounces of gold at cash operating costs of between $675 and $720 per ounce and all-in sustaining costs of between $875 and $925 per ounce.

The Masbate exploration budget for 2018 is approximately $5 million, including 12,000 metres of diamond drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

On July 3, 2018, Department of Environment and Natural Resource ("DENR") Secretary Roy Cimatu lifted the Ban on accepting, processing and approving applications for Exploration Permits that was put in place by former Secretary Gina Lopez with DAO No. 2016-01. The text refers to attracting foreign direct investment to the Philippines, “in line with the President’s Economic Agenda”. The Company views this as a significant step towards normalizing the process for permitting new mining development in the country.  This result is in line with what the Company expected.

La Libertad Mine - Nicaragua

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Gold revenue ($ in thousands)	26,638	32,237	51,475	63,308

Gold sold (ounces)	20,484	25,648	39,042	50,928

Average realized gold price ($/ ounce)	1,300	1,257	1,318	1,243

Tonnes of ore milled	564,143	554,536	1,125,841	1,115,688

Grade (grams/ tonne)	1.25	1.37	1.21	1.52

Recovery (%)	95.1	93.3	93.9	94.0

Gold production (ounces)	21,408	22,615	40,775	51,154

Cash operating costs(1) ($/ ounce gold)	875	841	945	778

Total cash costs(1) ($/ ounce gold)	901	867	971	804

All-in sustaining costs(1) ($/ounce)	1,200	1,089	1,262	965

Capital expenditures ($ in thousands)	5,425	8,677	10,040	12,269

Exploration ($ in thousands)	1,566	2,188	2,733	3,469
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

In the second quarter of 2018, La Libertad Mine in Nicaragua produced 21,408 ounces of gold, 13% (or 3,297 ounces) below budget. Gold production and overall operations were improving, as expected, and generally on budget through the end of May 2018 but roadblocks related to the current national political unrest restricted the supply of key consumables (fuel and lime) during the month of June. During this time the higher grade open-pit ore was replaced with lower-grade spent ore to reduce lime and fuel consumption. The resulting head grade for the quarter was 1.25 g/t versus a budget of 1.45 g/t (Q2 2017 - 1.37 g/t). The mill continues to operate well, with processing throughput at 564,143 tonnes (Q2 2017 - 554,536 tonnes) and recovery at 95.1% (Q2 2017 - 93.3%), both slightly better than budget. For the first half of 2018, La Libertad mine produced 40,775 ounces, 12% lower than budget. Throughput and recovery were both on budget, with 1,125,841 tonnes processed (2017 - 1,115,688 tonnes) and recovery of 93.9% (2017 - 94.0%). Grade was lower than budget (1.21 g/t versus a budget of 1.38 g/t and prior year of 1.52 g/t) due to permit delays for the San Diego pit in the first quarter and limited availability of consumables in the second quarter. As previously reported, the San Juan and San Diego open pits are now fully permitted and operational.

As a result of the onset of social conflict in Nicaragua, development of the Jabali Antenna Underground project was temporarily suspended. The underground mine is now being dewatered with a restart of ramp development planned for mid-August 2018. Production from the operation is now anticipated to commence at the end of the third quarter of 2018.
La Libertad Mine’s cash operating costs (refer to "Non-IFRS Measures") were $875 per gold ounce for the second quarter of 2018, which was $13 per ounce lower than budget but $34 per ounce higher than the second quarter of 2017. Aggressive cost control during the second quarter of 2018 held La Libertad’s costs below budget, despite the aforementioned supply restrictions. For the first half of 2018, La Libertad's cash operating costs were $945 per gold ounce which was $35 higher than budget and $167 per ounce higher than the first half of 2017. Cash operating costs per ounce were higher than budget in the first half of 2018 due to the lower than budgeted production discussed above. Cash operating costs per ounce were also 21% higher than the first half of 2017, again largely due to lower ounce production with some contribution from operating costs related to opening new mining areas (San Juan, San Diego and other sources).

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended June 30, 2018 were $1,200 per ounce compared to a budget of $1,227 per ounce and $1,089 for the three months ended June 30, 2017. All-in sustaining costs for the six months ended June 30, 2018 were $1,262 per ounce compared to a budget of $1,470 per ounce and $965 for the six months ended June 30, 2017. The lower than budgeted all-in sustaining costs for the first half of 2018 resulted mainly from lower than budget prestripping costs for the San Juan pit ($5 million) and capital costs for the Jabali Antenna mines ($8 million), partially offset by the higher cash operating costs as described above.

Total capital expenditures in the second quarter of 2018 were $5 million, consisting primarily of $3 million in prestripping and underground development costs of $1 million. For the six months ended June 30, 2018, capital expenditures totalled $10 million, consisting primarily of $4 million of prestripping and $3 million of underground development costs.

Based on the Company’s original guidance, La Libertad Mine was projected to produce between 115,000 and 120,000 ounces in 2018, representing 13% of B2Gold’s projected 2018 consolidated gold production, at cash operating costs of between $745 and $790 per ounce and all-in sustaining costs of between $1,050 and $1,100 per ounce. Through the end of May 2018, La Libertad was on track for annual gold production (and cost) guidance for the year. However, based on the restricted production for the month of June, La Libertad is now projecting to produce between 110,000 and 115,000 ounces in 2018.

La Libertad’s budgeted production forecast assumed that production will start from the Jabali Antenna Pit in the third quarter of 2018 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits). The social conflict in Nicaragua however added uncertainty for local residents and politicians and impeded permit-related activities from April 2018 through the end of July 2018, resulting in the delay of the forecast Jabali Antena Pit development. The Company must now re-initiate its activities to ensure conditions allow the Company to advance the permit, resulting in delay of this project. The Company is currently projecting that the Jabali Antena Open Pit will come on line in the first quarter of 2019. For 2018, the Company has replaced the budgeted ounces from Jabali Antena Open Pit with ore from other existing sources and still expects to meet its revised guidance range for 2018.

Current plans at La Libertad include mining and processing into 2020, with a combination of mineral reserves and mineral resources. The Company is currently updating its life-of-mine plan for La Libertad based on revised estimates for the timing of expected production from its existing ore sources and the expected timing for bringing Jabali Antenna Open Pit and Underground on line. The Company has a successful track record of converting its mineral resources to reserves and exploration for additional mineral targets continues. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

La Libertad’s exploration budget for 2018 is approximately $5 million for a total of 9,000 metres of planned diamond drilling. The program is split between infill (near-mine) drilling and drilling on several regional targets.

El Limon Mine – Nicaragua

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Gold revenue ($ in thousands)	15,857	10,415	37,149	18,820

Gold sold (ounces)	12,225	8,260	28,075	15,088

Average realized gold price ($/ ounce)	1,297	1,261	1,323	1,247

Tonnes of ore milled	89,590	106,428	205,900	229,283

Grade (grams/ tonne)	4.07	2.43	3.92	2.42

Recovery (%)	94.8	93.1	95.0	93.0

Gold production (ounces)	11,109	7,740	24,638	16,601

Cash operating costs(1) ($/ ounce)	893	1,328	956	1,149

Total cash costs(1) ($/ ounce)	978	1,397	1,051	1,216

All-in sustaining costs(1) ($/ounce)	1,614	1,904	1,599	1,727

Capital expenditures ($ in thousands)	7,223	3,104	13,203	6,435

Exploration ($ in thousands)	2,490	1,403	3,798	2,226
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

In May 2018, the Company purchased the remaining 5% interest in to the El Limon Mine in Nicaragua for $2.5 million thereby increasing its interest to 100% from 95%. In the second quarter of 2018, El Limon Mine, produced 11,109 ounces of gold, 20% (or 2,845 ounces) below budget. For the second quarter of 2018, mill throughput was 89,590 tonnes (compared to budget of 121,033 tonnes and 106,428 tonnes in the second quarter of 2017) and gold recoveries averaged 94.8% (compared to budget of 94.0% and 93.1% in the second quarter of 2017). The average grade processed was 4.07 g/t compared to budget of 3.81 g/t and 2.43 g/t in the second quarter of 2017. Gold production was impacted by illegal road blockades during the month of June 2018. The blockades were related to local employment issues for the community which have now been resolved and mill throughput and production have returned to budgeted levels. In April and May 2018, prior to the recent disruption, production from El Limon had continued to improve, as expected, tracking at or better than budget. The budgeted improvements in April and May 2018 were as a result of measures put in place to improve maintenance and water management, as well as the mining of the Mercedes open pit for the quarter. For the first half of 2018, El Limon Mine produced 24,638 ounces of gold, 13% (or 3,721 ounces) below budget. For the first half of 2018, mill throughput was lower than budget due to the aforementioned illegal blockades reducing ore haulage with 205,900 tonnes processed (compared to budget of 239,558 tonnes and 229,283 tonnes in the first half of 2017) and gold recoveries averaged 95.0% (compared to budget of 94.0% and 93.0% in the first half of 2017). The average grade processed for the first half of 2018 was 3.92 g/t compared to budget of 3.92 g/t and 2.42 g/t in the first half of 2017.

El Limon Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $893 per ounce for the second quarter of 2018 compared to a budget of $860 per ounce and $1,328 per ounce for the prior year quarter. El Limon’s second quarter 2018 costs were impacted by the lower gold production and as a result were above budget, but well below costs in the second quarter of 2017 due to higher production in the second quarter of 2018 compared to the second quarter of 2017. In the first half of 2017, El Limon’s production was negatively affected by water control issues which reduced high grade ore flow from Santa Pancha Underground. For the first half of 2018, cash operating costs were $956 per gold ounce which was $130 per ounce higher than budget but $193 per ounce lower than in the prior comparable period. For the first half of 2018, cash operating costs were higher than budget due to the timing of development costs relating to waste movement at the Mercedes pit which were delayed from December 2017 into early 2018 due to permit delays, higher Santa Pancha 2 mining costs and unbudgeted ore purchases to provide plant feed. Note that Mercedes is planned to be mined out this year, thus development costs for it are not capitalized. Cash operating costs per ounce were lower than prior year due to the higher production levels in the first half of 2018 as described above.

All-in sustaining costs (refer to "Non-IFRS Measures") for the three months ended June 30, 2018 were $1,614 per ounce compared to a budget of $1,392 per ounce and $1,904 per ounce for the prior year quarter. All-in sustaining costs were higher than budget due to the lower than budgeted production as described above and higher than budgeted capital expenditures resulting from capital expenditures expected in the first quarter of 2018 being delayed to the second quarter of 2018. All-in sustaining costs for the six months ended June 30, 2018 were $1,599 per ounce compared to a budget of $1,387 per ounce and $1,727 per ounce for the prior year quarter. All-in sustaining costs were higher than budget due to the higher than budget cash operating costs and lower than budgeted production as described above.

Capital expenditures in the second quarter of 2018 totalled $7 million which consisted mainly of underground development costs for Santa Pancha of $2 million and tailing storage facility costs of $2 million. For the six months ended June 30, 2018, capital expenditures totalled $13 million, consisting primarily of $5 million of underground development costs for Santa Pancha and $3 million of tailing storage facility costs.
Based on the Company’s original guidance, El Limon Mine was projected to produce between 55,000 and 60,000 ounces of gold in 2018 (representing 6% of B2Gold’s projected 2018 consolidated gold production), at cash operating costs of between $700 and $750 per ounce and all-in sustaining costs of between $1,135 and $1,185 per ounce. However, due to the illegal blockades in June 2018, El Limon is now forecasting 2018 annual production of between 50,000 and 55,000 ounces.
Ongoing El Limon Exploration and Development

On February 23, 2018, the Company announced the newly discovered El Limon Central zone. Historical records had indicated that parts of the Central zone had been mined underground in past decades. However, the Company's recent exploration success at the Central zone demonstrated that underground mining was much more limited than previously thought. As a result, on February 23, 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. This large, good grade, resource has the potential to decrease El Limon's cash operating costs per ounce and all-in sustaining cost per ounce and significantly increase its mine life and potentially lead to mill expansion. The Company is currently conducting additional metallurgical testing on El Limon Central ore samples and a study to evaluate the potential to expand El Limon throughput to increase annual gold production. The study results are expected by the third quarter of 2018.

El Limon central vein structure has been drill tested along a 2.2 kilometre strike length so far, and remains open to depth and along strike, and will be further drill tested during 2018. El Limon’s exploration budget for 2018 is approximately $7 million for a total of 25,000 metres of planned diamond drilling to further infill at the Central zone and to further explore the structure along strike where it remains open.
Gramalote - Colombia
In 2017, the Company, in conjunction with its joint venture partner, Anglo Gold Ashanti ("AGA”) advanced the Gramalote Project to the pre-feasibility study stage. For 2018, the Company and AGA have agreed a total work program budget of $18 million to continue to advance the Gramalote Project. However, the Company has capped its contribution for 2018 at $5 million. Therefore, if the full $18 million program is completed in 2018, the Company expects that its ownership in Gramalote will be diluted down to approximately 48%. Upon completion of the 2018 work program and evaluation of the results, the Company will reassess its options with respect to the future of the Gramalote Project.

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2018, the Company had cash and cash equivalents of $107 million compared to cash and cash equivalents of $147 million at December 31, 2017. The Company had a working capital deficit at June 30, 2018 of $111 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficits resulted from the classification of the Company's convertible senior subordinated notes to current liabilities since they are due on October 1, 2018. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines and as well as available debt facility capacity including the Company's RCF and Fekola equipment financing loans. In addition, the Company entered into $120 million Prepaid Sales arrangements, the proceeds of which were used to help fund Fekola construction costs in 2016.With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company has begun to reduce its overall consolidated debt levels, including making $125 million of net repayments on its RCF in the first half of 2018. The planned repayment of debt in 2018 also includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date (conversion price of $3.93 per share). The Company projects that based on current assumptions, including a $1,200 per ounce gold price for the remainder of 2018, that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position.
At June 30, 2018, the Company had drawn $225 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $275 million. Subsequent to June 30, 2018, the Company repaid an additional $25 million of the RCF, leaving a current and undrawn available balance of $300 million under the facility. At June 30, 2018, the Company also had Euro 5 million ($6 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $1 million was available for future drawdowns on its Masbate equipment loan facility. The Company expects to utilize the balance of the undrawn equipment loan facilities for equipment purchases in 2018 and early 2019.
Cash flow provided by operating activities was $86 million in the second quarter of 2018 compared to $48 million in the second quarter of 2017, an increase of $38 million. This increase is mainly due to an increase in revenues of $120 million, offset by an increase of $27 million in production costs, a $13 million increase in royalties and production taxes and an increase in cash taxes paid for the Masbate Mine as the income tax holiday in the Philippines expired June 30, 2017. The second quarter of 2018 was negatively impacted by non-cash working capital changes of negative $19 million compared with negative $8 million in the second quarter of 2017. The main change in non-cash working capital in the quarter related to a $20 million increase in inventory. The increase in inventory mainly related to higher gold bullion balances for Fekola and Masbate due to the timing of sales (which are expected to reverse in the third quarter of 2018) and the purchase of supplies inventory for the Fekola Mine in Mali ($6 million).
Cash flow provided by operating activities was $233 million in the first half of 2018 compared to $88 million in the first half of 2017, an increase of $145 million. This increase is mainly due to an increase in revenues of $319 million, offset by an increase of $82 million in production costs and a $28 million increase in royalties and production taxes. Current income tax expense increased by $55 million but this was partially offset by a $37 million increase in accrued taxes payable. Accrued taxes increased primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). Offsetting the increase in accrued taxes payable was a $36 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.
The Company has an RCF with a syndicate of international banks for an aggregate amount of $500 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.
The RCF will bear interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.50% and 0.925%. The term of the RCF is four years, maturing on July 7, 2021. Between January 1, 2018 and October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes is greater than $100 million, the sliding scale interest will temporarily increase to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate will cease upon the earlier of (1) reduction of outstanding indebtedness under the Company's existing convertible notes to $100 million or less and (2) maturity of the notes on October 1, 2018. The RCF terms, including elimination of the springing maturity feature which was included in the prior RCF, provides the Company with additional flexibility in assessing its longer term capital structure. In conjunction with expected cash flows generated from the Company's existing operations, including Fekola, proceeds from the RCF may also be used to prepay or repay the convertible notes, which mature on October 1, 2018.
The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at June 30, 2018, the Company was in compliance with these debt covenants.

In the first quarter of 2016, the Company entered into the March 2016 Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Syndicate. The March 2016 Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales at the time of the transaction. Settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines. During the three and six months ended June 30, 2017, the Company entered into new Prepaid Sales transactions for 12,502 ounces and 25,282, respectively, valued at $15 million and $30 million, respectively. The Company did not enter into new Prepaid Sales transactions in 2018.
During the three and six months ended June 30, 2018, the Company delivered 12,908 and 25,816 ounces, respectively, into its Prepaid Sales contracts as settlement of outstanding amounts of $15 million and $30 million, respectively. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces is recognized as gold revenue in the statement of operations. Proceeds for the March 2016 Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the ounces underlying the Prepaid Sales are delivered.
At June 30, 2018, the Company had total outstanding Prepaid Sales contracts of $60 million for the delivery of 51,099 ounces with 25,817 ounces to be delivered during the remainder of 2018 and 25,282 ounces during 2019.
During the six months ended June 30, 2018, the Company had drawn down Euro 17 million ($21 million equivalent) under the Fekola equipment facility. As at June 30, 2018, Euro 5 million ($6 million equivalent) was available for future drawdowns.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At June 30, 2018, the balance in the DSRA was Euro 8 million ($9 million equivalent).
On June 1, 2017, the Company entered into a $18 million Equipment Facility with Caterpillar Financial Services Philippines, Inc. The aggregate principal amount of up to $18 million is available to finance or refinance the mining fleet and other mining equipment at the Masbate Mine in the Philippines. The Equipment Facility is available for a period that ends on the earlier of the day when the Equipment Facility is fully drawn and December 31, 2018. The Equipment Facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the Equipment Facilities and security is given over the equipment of the Borrower which has been financed by the Equipment Facilities. During the three and six months ended June 30, 2018, the Company made drawdowns of $4 million and $8 million, respectively, under the facility. As at June 30, 2018, $1 million was available for future drawdowns.
For the three and six months ended June 30, 2018, resource property expenditures totalled $77 million and $148 million, respectively. The most significant expenditures were on the Fekola Project with expenditures of $15 million and $36 million respectively. In addition, the Otjikoto Mine had capital expenditures of $18 million and $30 million, respectively, the Masbate Mine had capital expenditures of $10 million and $21 million, respectively, La Libertad Mine had capital expenditures of $5 million and $10 million, respectively and El Limon Mine had capital expenditures of $7 million and $13 million, respectively.
As at June 30, 2018, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $4 million for the plant upgrade and $1 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2018.

•	For payments of $8 million for mobile equipment and $1 million for New Fadougou at the Fekola Mine, of which $2 million is expected to be incurred in 2018 and $7 million in 2019.

•	For payments of $2 million for mobile equipment and $1 million for construction of the solar plant at the Otjikoto Mine, all of which is expected to be incurred in 2018.

For 2018, the Company has budgeted total capital expenditures of $67 million at the Fekola Mine, $45 million at the Otjikoto Mine, $49 million at the Masbate Mine, $31 million at La Libertad Mine and $18 million at El Limon Mine. The Company’s total 2018 exploration budget is approximately $56 million.
Derivative financial instruments
Gold forwards
Under the terms of a prior revolving credit facility entered into in April 2013, the Company was required to maintain gold forwards, within certain parameters, over the term of facility in order to manage the risk of volatility in the Company's future operating income and reduce risk in respect of debt service obligations. As at June 30, 2018 , the Company had gold forward contracts with respect to the Otjikoto Mine for the delivery of 17,958 ounces during 2018 at an average price of 15,044 Rand per ounce which are recorded at fair value through the statement of operations. The unrealized fair value of these contracts at June 30, 2018 was $(3) million.

Forward contracts - fuel oil, gas oil, diesel
During the six months ended June 30, 2018, the Company entered into additional series of forward contracts for the purchase of 11 million litres of fuel oil and 8 million litres of gas oil with settlements scheduled between July 2019 and March 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.
The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at June 30, 2018:

	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	22,747	30,858	7,629	61,234
Average strike price	$0.31	$0.30	$0.29	$0.30
Forward – gas oil:
Litres (thousands)	12,656	19,383	4,832	36,871
Average strike price	$0.42	$0.43	$0.48	$0.43
Forward – diesel:
Litres (thousand)	1,919	1,399	47	3,365
Average strike price	$0.43	$0.43	$0.41	$0.43
The unrealized fair value of these contracts at June 30, 2018 was $12 million.
Interest rate swaps
During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between July 2018 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at June 30, 2018 was $1 million.
Operating activities
Cash flow provided by operating activities was $86 million in the second quarter of 2018 compared to $48 million in the second quarter of 2017, an increase of $38 million. This increase is mainly due to an increase in revenues of $120 million, offset by an increase of $27 million in production costs, a $13 million increase in royalties and production taxes and an increase in cash taxes paid for the Masbate Mine as the income tax holiday in the Philippines expired June 30, 2017. The second quarter of 2018 was negatively impacted by non-cash working capital changes of negative $19 million compared with negative $8 million in the second quarter of 2017. The main change in non-cash working capital in the quarter related to a $20 million increase in inventory. The increase in inventory mainly related to higher gold bullion balances for Fekola and Masbate due to the timing of sales (which are expected to reverse in the third quarter of 2018) and the purchase of supplies inventory for the Fekola Mine in Mali ($6 million).
Cash flow provided by operating activities was $233 million in the first half of 2018 compared to $88 million in the first half of 2017, an increase of $145 million. This increase is mainly due to an increase in revenues of $319 million, offset by an increase of $82 million in production costs and a $28 million increase in royalties and production taxes. Current income tax expense increased by $55 million but this was partially offset by a $37 million increase in accrued taxes payable. Accrued taxes increased primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). Offsetting the increase in accrued taxes payable was a $36 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.
Financing activities
The Company’s cash from financing activities for the three months ended June 30, 2018 was a net outflow of $66 million. During the second quarter of 2018, the Company made drawdowns of $25 million on its RCF, repayments of $75 million on its RCF, drawdowns of $4 million in its Masbate equipment loan facility and received proceeds from the exercise of stock options of $5 million. The Company made payments on equipment loan facilities of $10 million and interest and commitment payments of $14 million.

The Company’s cash from financing activities for the six months ended June 30, 2018 was a net outflow of $123 million. During the first half of 2018, the Company made drawdowns of $25 million on its RCF, repayments of $150 million on its RCF, drawdowns of $21 million on its Fekola equipment loan facility and drawdowns of $8 million in its Masbate equipment loan facility. The Company made payments on equipment loan facilities of $13 million and interest and commitment payments of $21 million and received proceeds from the exercise of stock options of $10 million.
Investing activities
During the three months ended June 30, 2018, capital expenditures on sustaining capital, prestripping and development at the Fekola Mine (see “Fekola Mine” section) totalled $15 million (Q2 2017 - $75 million), the Otjikoto Mine (see “Otjikoto Mine” section) totalled $18 million (Q2 2017 - $3 million), the Masbate Mine (see “Masbate Mine” section) totalled $10 million (Q2 2017 - $15 million), the Libertad Mine (see “La Libertad Mine” section) totalled $5 million (Q2 2017 - $9 million), and the Limon Mine (see “El Limon Mine” section) totalled $7 million (Q2 2017 - $3 million). Other development and exploration expenditures for the second quarter of 2018 totalled $21 million (Q2 2017 - $17 million).
Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended June 30, 2018	For the three months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	(5,055)	(2,293)	(7,040)	(3,740)
Otjikoto Mine, exploration	(593)	(102)	(997)	(433)
Masbate Mine, exploration	(1,119)	(1,418)	(2,217)	(2,810)
Libertad Mine, exploration	(1,566)	(2,188)	(2,733)	(3,469)
Limon Mine, exploration	(2,490)	(1,403)	(3,798)	(2,226)
Fekola Regional, exploration	(2,003)	(1,741)	(5,202)	(3,584)
Toega Project, exploration	(2,749)	(2,016)	(4,938)	(3,143)
Kiaka Project, exploration	(1,171)	(929)	(1,324)	(1,954)
Ondundu Project, exploration	(623)	(1,089)	(952)	(1,752)
Other	(1,843)	(1,481)	(3,664)	(2,562)

	(19,212)	(14,660)	(32,865)	(25,673)

The Company has a revised 2018 exploration budget of approximately $56 million (original budget was $52 million). In the second quarter of 2018, the Mali exploration budget was increased by $4 million (from $15 million to $19 million), based on good drill results to date, to accelerate the current Fekola North Extension zone drill program. West Africa and the Central Zone in Nicaragua will be the primary areas of focus in 2018. 2018 will see approximately $29 million (original budget was $25 million) being spent on exploration in Mali, Burkina Faso and Ghana and $13 million in Nicaragua ($7 million at El Limon to continue testing the extent of the Limon Central vein system and $6 million at La Libertad and Regional targets for both infill drilling and to drill test new targets).

Fekola Mine

B2Gold's exploration team believes the expansive Fekola property has the potential to host additional large Fekola-style gold deposits. Surface exploration, regional drilling and geophysics to date have identified numerous targets. Approximately 75% of the drilling has focused on exploration drilling with the remainder on in-fill drilling.

In the second quarter of 2018, the 2018 Mali exploration budget was increased by $4 million (from $15 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit. The Company is increasing the number of diamond drills from the current six rigs to eight rigs, as well as one reverse circulation rig and one aircore rig. A total of approximately 39,000 metres of diamond drilling have now been completed in 2018 in the Fekola North extension and an additional 16,000 metres are now planned for the remainder of 2018. Exploration drilling of the Fekola North Extension has now extended gold mineralization over one kilometre north of the Fekola reserve pit boundary. The drilling to date has indicated that the high-grade mineralized shoot in the Fekola reserve deposit not only continues to be well mineralized over one kilometre to the north, but the shoot has now been intersected higher up, closer to surface than originally projected in the Fekola North Extension zone. These results and previous drill results indicate that the potential exists, subject to further drilling, to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve.

The Fekola North Extension remains open to the north. Due to the increasing size of the mineralized area, B2Gold now intends to release a new mineral resource for the Fekola deposit including a portion of the Fekola North Extension early in the fourth quarter of 2018.
The revised 2018 Mali exploration budget is now split between the Fekola Mine ($9 million), Fekola Regional properties ($8 million) and South Mali ($2 million).

Fekola Regional

To date, the 2018 drill program at the Anaconda zones, located approximately 25 kilometres from Fekola, has returned additional positive results from the near-surface saprolite zones and the recently-discovered good grade bedrock zones beneath the saprolite (indicating the potential for large, Fekola-style mineralized zones). The planned 2018 drill program at Anaconda has been reduced in order for exploration drilling for the balance of 2018 to focus on the Fekola North Extension program. However, some exploration continues at Anaconda, with one RC drill and one aircore drill, to continue to test the targets below the saprolite resource and expand the saprolite resource. Further exploration results will be released later in the year.

The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike. At present, the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres. In addition, drilling below the extensive saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.
Otjikoto Mine

The total exploration budget for Namibia in 2018 is $5 million. Exploration in 2018 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture.

The Ondundu Project is located in north-central Namibia approximately 346 km northwest from Windhoek and approximately 230 km west-southwest from the Otjikoto Mine. The Company has the right to earn 100% of the project through a series of payments and work commitments. Exploration in 2018 on the Ondundu joint venture  is focusing on drill testing several targets on the license. Drilling completed in 2018 to date includes 20 DDH and RC holes for approximately 5,000 metres and 97 RAB holes for 2,900 metres.

Masbate Mine

The Masbate exploration budget for 2018 is approximately $5 million including 12,000 metres of diamond drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

La Libertad Mine

La Libertad’s exploration budget for 2018 is approximately $5 million for a total of 9,000 metres of planned diamond drilling. The program is split between infill (near mine) drilling and drilling on several regional targets.

El Limon Mine
On February 23, 2018, the Company announced a positive initial open-pit inferred resource at the newly-discovered El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis). Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 83.8% (based on preliminary metallurgical testwork), and recent El Limon Mine cash operating costs. This large, good grade new zone has the potential to decrease the El Limon Mine's cash operating costs and all-in sustaining costs per ounce and significantly increase the El Limon mine life. The El Limon Central zone, at its closest location, is approximately 150 metres from the El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Historical records indicate that parts of the Central zone had been mined underground in past decades. The Company's recent exploration work indicated that historical underground mining was much more limited than previously thought. The Company is currently conducting engineering and metallurgical studies on the Central zone to evaluate the potential to expand the mill throughput, thereby increasing annual gold production. The results from these studies are expected by the third quarter of 2018.

El Limon’s exploration budget for 2018 is approximately $7 million for a total of 25,000 metres of planned diamond drilling. The program largely consists of infill drilling of the recently-discovered Central Zone.

Toega Project
On February 22, 2018, the Company announced a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso with an initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 g/t, containing 1,130,000 ounces of gold, indicates the potential to be an open-pittable deposit. The Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep. The Toega mineralized zone remains open along strike to the north-northeast and down dip. Recent drilling has intersected good grade in a potential new mineralized zone. Drilling is ongoing to infill and determine the ultimate size and economic potential of the Toega zone, and to further test the new mineralized zone.
Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue throughout 2018.
In Burkina Faso, the 2018 exploration budget is $9 million for the Toega Prospect and the Kiaka Regional district that saw exploration success in 2017. Burkina Faso will see 14,500 metres of planned diamond drilling, 29,000 metres of planned RC drilling and 28,000 metres of combined planned aircore and auger drilling. Exploration results from the Toega Prospect drill program are expected in the latter part of 2018.

Finland Joint Venture

Finland has a 2018 budget of $3 million and will complete 500 metres of drilling on targets defined from work completed in 2017. The Company has the right to earn up to a 75% ownership interest in the properties of Aurion Resources Ltd known as Kutuvuoma, Ahvenjarvi, Piko-Mustavaara, Palovaara and Soretiavuoma. The Company must incur $5 million in exploration work expenditures and issue 550,000 B2Gold shares to acquire a 51% interest in the properties over the initial four year period ending in August 2019. The Company may increase its interest to 70% by incurring an additional $10 million over the next two year period and upon a bankable feasibility study, the Company will hold 75% in the properties.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements as at December 31, 2017. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material. The Company expects to complete updated life-of-mine plans for its operating mines by the end of the third quarter of 2018.
Ore reserve and resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
NEW ACCOUNTING STANDARDS AND AMENDMENTS ADOPTED
The following standards have been adopted as at January 1, 2018 in accordance with the transitional provisions outlined in the respective standards. The effect of adoption of these new pronouncements is outlined below and in Note 2 to the Company's unaudited condensed interim consolidated financial statements as at June 30, 2018.

IFRS 15 - Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, was adopted on January 1, 2018. The standard introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company evaluated the effect the standard had on its sales recorded in its consolidated financial statements and determined there is no impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. Classification is determined at initial recognition in one of the following categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
	IAS 39	IFRS 9

Financial instruments:
Cash and cash equivalents	Amortized cost	Amortized cost
Debt service reserve account	Amortized cost	Amortized cost
Loans receivable	Amortized cost	Amortized cost
Long-term investments	FVTPL & FVOCI	FVOCI
Derivative financial instruments	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Convertible senior subordinated notes	FVTPL	FVTPL FVOCI for change in credit risk
Debt	Amortized cost	Amortized cost
Lease liabilities	Amortized cost	Amortized cost

The Company has elected to irrevocably designate its long-term investments as FVOCI as they are not considered to be held for trading.

The Company applied the modified retrospective approach for the adoption of IFRS 9, whereby prior periods were not restated for the impact of the standard. As a result, a decrease in deficit of $46 million with a corresponding adjustment to accumulated other comprehensive loss ("AOCI") was recognized on January 1, 2018 consisting of:

•	Long-term investments: reclassification of a $35 million loss (net of a $1 million deferred income tax recovery) from deficit to accumulated other comprehensive loss.

•	Convertible senior subordinated notes: reclassification of an $11 million loss from deficit to AOCI.

The following is the new accounting policy for financial instruments under IFRS 9:

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified and measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities
Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities measured at amortized cost.

Long-term investments
Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated FVTPL unless they are irrevocably designated, on an individual basis, as FVOCI. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in other comprehensive income ("OCI"). Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities
Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt
The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt required to be classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the statement of operations.

Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derecognition of financial assets
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

RECENT ACCOUNTING PRONOUNCEMENTS
IFRS 16 - Leases
The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. This requirement to record leases as finance leases is expected to increase lease assets and lease liabilities on the Company's consolidated balance sheet. IFRS 16 will also result in the lease expense previously recognized for operating leases being replaced with depreciation expense for lease assets and interest and financing expense for lease liabilities. On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase both the short and long-term liabilities and mining interest balances. As a result of recognizing additional finance leases, it is expected that there will be a reduction in production costs, as operating lease expense will be presented as depreciation expense and interest and financing expense. The Company has not yet quantified the expected impact.
The Company is currently evaluating the effect the standard will have on its consolidated financial statements. In 2017, the Company completed an initial scoping of its existing operating leases and service contracts and is currently updating this scoping. During the first half of 2018, a working group was formed, the assessment of the contracts began and initial calculations were prepared for some of the contracts determined to contain finance leases.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2018, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce and total cash costs per gold ounce
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

Consolidated

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	107,940	80,798	230,238	147,845
Inventory sales adjustment	5,853	(4,159)	(1,174)	3,598

Cash operating costs	113,793	76,639	229,064	151,443
Royalties and production taxes per consolidated financial statements	18,628	5,653	39,790	11,415

Total cash costs	132,421	82,292	268,854	162,858

Gold production (ounces)	240,093	121,448	479,777	254,184

Cash operating costs per ounce ($/ounce)	474	631	477	596

Total cash costs per ounce ($/ounce)	552	678	560	641

Fekola Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	30,954	—	64,086	—
Inventory sales adjustment	4,824	—	2,267	—

Cash operating costs	35,778	—	66,353	—
Royalties and production taxes	10,349	—	23,635	—

Total cash costs	46,127	—	89,988	—

Gold production (ounces)	112,644	—	226,786	—

Cash operating costs per ounce ($/ounce)	318	—	293	—

Total cash costs per ounce ($/ounce)	409	—	397	—

Otjikoto Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	21,374	21,660	44,868	36,901
Inventory sales adjustment	(835)	(91)	(1,860)	2,336

Cash operating costs	20,539	21,569	43,008	39,237
Royalties and production taxes	2,074	1,794	4,356	3,230

Total cash costs	22,613	23,363	47,364	42,467

Gold production (ounces)	40,678	41,163	80,177	83,937

Cash operating costs per ounce ($/ounce)	505	524	536	467

Total cash costs per ounce ($/ounce)	556	568	591	506
Masbate Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	26,339	29,599	59,580	54,578
Inventory sales adjustment	2,489	(3,817)	(1,958)	(1,254)

Cash operating costs	28,828	25,782	57,622	53,324
Royalties and production taxes	4,700	2,720	8,382	5,751

Total cash costs	33,528	28,502	66,004	59,075

Gold production (ounces)	54,254	49,930	107,401	102,492

Cash operating costs per ounce ($/ounce)	531	516	537	520

Total cash costs per ounce ($/ounce)	618	571	615	576

La Libertad Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	18,360	19,410	37,656	39,289
Inventory sales adjustment	363	(400)	872	511

Cash operating costs	18,723	19,010	38,528	39,800
Royalties and production taxes	561	608	1,083	1,323

Total cash costs	19,284	19,618	39,611	41,123

Gold production (ounces)	21,408	22,615	40,775	51,154

Cash operating costs per ounce ($/ounce)	875	841	945	778

Total cash costs per ounce ($/ounce)	901	867	971	804
El Limon Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	10,913	10,129	24,048	17,077
Inventory sales adjustment	(988)	149	(495)	2,005

Cash operating costs	9,925	10,278	23,553	19,082
Royalties and production taxes	944	531	2,334	1,111

Total cash costs	10,869	10,809	25,887	20,193

Gold production (ounces)	11,109	7,740	24,638	16,601

Cash operating costs per ounce ($/ounce)	893	1,328	956	1,149

Total cash costs per ounce ($/ounce)	978	1,397	1,051	1,216
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces produced to arrive at a per ounce figure. The Company defines non-sustaining capital expenditures and exploration costs as those that do not contribute to current year production or provide access to new material levels of production.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

Consolidated

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	107,940	80,798	230,238	147,845
Inventory sales adjustment	5,853	(4,159)	(1,174)	3,598

Cash operating costs	113,793	76,639	229,064	151,443
Royalties and production taxes per consolidated financial statements	18,628	5,653	39,790	11,415
Corporate administration per consolidated financial statements	10,742	9,363	22,760	16,744
Share-based payments – RSUs(1)	292	2,057	920	2,449
Community relations per consolidated financial statements	1,062	1,091	2,405	2,671
Reclamation liability accretion (2)	647	374	1,213	748
Realized gains on fuel derivative contracts	(2,099)	(160)	(3,409)	(755)
Sustaining capital expenditures(3)	28,166	20,424	54,672	46,419
Sustaining mine exploration(3)	1,922	2,878	5,430	5,127

Total all-in sustaining costs	173,153	118,319	352,845	236,261

Gold production (ounces)	240,093	121,448	479,777	254,184

All-in sustaining cost per ounce ($/ounce)	721	974	735	929
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated operating mine capital expenditures	55,786	29,848	110,681	64,277
Fekola Mine non-sustaining capital expenditures	(11,505)	—	(24,948)	—
Otjikoto Mine non-sustaining capital expenditures	(9,783)	(179)	(18,289)	(628)
Masbate Mine non-sustaining capital expenditures	(4,599)	(2,438)	(10,112)	(7,449)
La Libertad Mine non-sustaining capital expenditures	(153)	(6,125)	(181)	(9,021)
El Limon Mine non-sustaining capital expenditures	(1,580)	(682)	(2,479)	(760)

Consolidated sustaining capital expenditures	28,166	20,424	54,672	46,419

The table below shows a reconciliation of sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated mine exploration	10,823	5,111	16,785	8,938
Fekola Mine non-sustaining mine exploration	(5,055)	—	(5,055)	—
Otjikoto Mine non-sustaining mine exploration	—	(31)	(16)	(362)
Masbate Mine non-sustaining mine exploration	(513)	(325)	(931)	(473)
La Libertad Mine non-sustaining mine exploration	(1,230)	(1,136)	(2,146)	(1,801)
El Limon Mine non-sustaining mine exploration	(2,103)	(741)	(3,207)	(1,175)

Consolidated sustaining mine exploration	1,922	2,878	5,430	5,127

Fekola Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	30,954	—	64,086	—
Inventory sales adjustment	4,824	—	2,267	—

Cash operating costs	35,778	—	66,353	—
Royalties and production taxes	10,349	—	23,635	—
Corporate administration	655	—	2,544	—
Share-based payments – RSUs(1)	63	—	128	—
Community relations	13	—	330	—
Reclamation liability accretion	170	—	328	—
Realized gains on fuel derivative contracts	(703)	—	(1,095)	—
Sustaining capital expenditures(2)	3,817	—	11,461	—
Sustaining mine exploration(2)	—	—	1,985	—

Total all-in sustaining costs	50,142	—	105,669	—

Gold production (ounces)	112,644	—	226,786	—

All-in sustaining cost per ounce ($/ounce)	445	—	466	—
(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of the Fekola Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	15,322	—	36,409	—
Carryover construction costs	(4,415)	—	(11,205)	—
Tailings storage facility stages 2 and 3	(1,981)	—	(5,727)	—
Fadougou relocation	(2,768)	—	(4,459)	—
Mobile equipment purchases	(1,849)	—	(3,065)	—
Other	(492)	—	(492)	—

Sustaining capital expenditures	3,817	—	11,461	—

The table below shows a reconciliation of Fekola Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	5,055	—	7,040	—
Fekola Mine regional exploration	(5,055)	—	(5,055)	—

Sustaining mine exploration	—	—	1,985	—

Otjikoto Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	21,374	21,660	44,868	36,901
Inventory sales adjustment	(835)	(91)	(1,860)	2,336

Cash operating costs	20,539	21,569	43,008	39,237
Royalties and production taxes	2,074	1,794	4,356	3,230
Corporate administration	1,840	1,218	3,518	2,761
Share-based payments – RSUs(1)	—	14	—	38
Community relations	283	247	630	544
Reclamation liability accretion	97	89	190	179
Realized (gains) losses on fuel derivative contracts	(376)	38	(562)	(154)
Sustaining capital expenditures(2)	8,473	2,476	11,343	14,579
Sustaining mine exploration(2)	593	71	981	71

Total all-in sustaining costs	33,523	27,516	63,464	60,485

Gold production (ounces)	40,678	41,163	80,177	83,937

All-in sustaining cost per ounce ($/ounce)	824	668	792	721
(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of the Otjikoto Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	18,256	2,655	29,632	15,207
Prestripping	(8,970)	—	(14,904)	—
Solar plant	(718)	—	(3,290)	(11)
Wolfshag underground feasibility study	—	(179)	—	(617)
Game farm	(95)	—	(95)	—

Sustaining capital expenditures	8,473	2,476	11,343	14,579

The table below shows a reconciliation of Otjikoto Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	593	102	997	433
Otjikoto Mine regional exploration	—	(31)	(16)	(362)

Sustaining mine exploration	593	71	981	71

Masbate Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	26,339	29,599	59,580	54,578
Inventory sales adjustment	2,489	(3,817)	(1,958)	(1,254)

Cash operating costs	28,828	25,782	57,622	53,324
Royalties and production taxes	4,700	2,720	8,382	5,751
Corporate administration	918	851	1,580	1,737
Community relations	225	—	489	—
Reclamation liability accretion	119	125	231	251
Realized gains on fuel derivative contracts	(894)	(153)	(1,502)	(430)
Sustaining capital expenditures(1)	4,961	12,974	11,285	22,917
Sustaining mine exploration(1)	606	1,093	1,286	2,337

Total all-in sustaining costs	39,463	43,392	79,373	85,887

Gold production (ounces)	54,254	49,930	107,401	102,492

All-in sustaining cost per ounce ($/ounce)	727	869	739	838
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.
The table below shows a reconciliation of the Masbate Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	9,560	15,412	21,397	30,366
Masbate processing plant upgrade	(3,139)	—	(7,044)	—
Montana extension	(904)	—	(2,159)	—
Tailings storage facility stage 11	(530)	—	(530)	—
Other	(26)	—	(112)	—
Plant and powerhouse upgrades	—	(2,097)	(267)	(5,350)
Prestripping	—	—	—	(1,270)
Land acquisitions	—	(341)	—	(829)

Sustaining capital expenditures	4,961	12,974	11,285	22,917

The table below shows a reconciliation of Masbate Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,119	1,418	2,217	2,810
Masbate Mine regional exploration	(513)	(325)	(931)	(473)

Sustaining mine exploration	606	1,093	1,286	2,337
La Libertad Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	18,360	19,410	37,656	39,289
Inventory sales adjustment	363	(400)	872	511

Cash operating costs	18,723	19,010	38,528	39,800
Royalties and production taxes	561	608	1,083	1,323
Corporate administration	608	823	1,104	1,764
Community relations	178	541	266	1,543
Reclamation liability accretion	147	88	276	175
Realized gains on fuel derivative contracts	(126)	(45)	(250)	(171)
Sustaining capital expenditures(1)	5,272	2,552	9,859	3,248
Sustaining mine exploration(1)	336	1,052	587	1,668

Total all-in sustaining costs	25,699	24,629	51,453	49,350

Gold production (ounces)	21,408	22,615	40,775	51,154

All-in sustaining cost per ounce ($/ounce)	1,200	1,089	1,262	965
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of La Libertad Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	5,425	8,677	10,040	12,269
Tailings storage facility	(153)	(2,299)	(181)	(4,461)
Jabali underground development	—	(1,007)	—	(1,523)
San Juan underground development	—	—	—	(17)
Jabali Antenna resettlement and development	—	(40)	—	(237)
Land acquisitions	—	(2,779)	—	(2,783)

Sustaining capital expenditures	5,272	2,552	9,859	3,248

The table below shows a reconciliation of La Libertad Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,566	2,188	2,733	3,469
Libertad Mine regional exploration	(1,230)	(1,136)	(2,146)	(1,801)

Sustaining mine exploration	336	1,052	587	1,668

El Limon Mine

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	10,913	10,129	24,048	17,077
Inventory sales adjustment	(988)	149	(495)	2,005

Cash operating costs	9,925	10,278	23,553	19,082
Royalties and production taxes	944	531	2,334	1,111
Corporate administration	554	466	1,306	1,018
Community relations	363	303	690	584
Reclamation liability accretion	114	72	188	143
Sustaining capital expenditures(1)	5,643	2,422	10,724	5,675
Sustaining exploration(1)	387	662	591	1,051

Total all-in sustaining costs	17,930	14,734	39,386	28,664

Gold production (ounces)	11,109	7,740	24,638	16,601

All-in sustaining cost per ounce ($/ounce)	1,614	1,904	1,599	1,727
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of El Limon Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	7,223	3,104	13,203	6,435
Plant upgrade	(856)	—	(943)	—
Limon tailings project	(201)	(245)	(547)	(245)
Limon Central	(181)	—	(457)	—
Land purchases	(172)	—	(362)	—
Veta Nueva underground development	(170)	(437)	(170)	(515)

Sustaining capital expenditures	5,643	2,422	10,724	5,675

The table below shows a reconciliation of El Limon Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	2,490	1,403	3,798	2,226
Limon Mine regional exploration	(2,103)	(741)	(3,207)	(1,175)

Sustaining mine exploration	387	662	591	1,051
Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share - basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share - basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that the Company does not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of the Company’s core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated net income for the period	21,333	19,264	78,761	14,707
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	2,966	7,713	6,960	9,314
Impairment of long-lived assets	—	—	18,186	—
Gain on sale of Lynn Lake royalty	—	(6,593)	—	(6,593)
Write-down of mineral property interests	—	—	—	1,439
Unrealized (gains) losses on fair value of convertible notes	(878)	(2,478)	(12,092)	11,978
Unrealized (gains) losses on derivative instruments	(3,895)	(2,867)	(6,000)	2,470
Write-down of long-term investments	—	573	—	1,456
Deferred income tax expense (recovery)	26,818	(2,761)	17,870	(2,563)

Adjusted net income for the period	46,344	12,851	103,685	32,208

Basic weighted average number of common shares outstanding (in thousands)	984,650	976,527	983,412	973,500

Adjusted net earnings per share–basic ($/share)	0.05	0.01	0.11	0.03

SUMMARY OF QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2018	2018	2017	2017	2017	2017	2016	2016

Gold revenue ($ in thousands)	284,806	344,288	173,990	154,109	164,322	146,256	181,189	193,049

Net income (loss) for the period ($ in thousands)	21,333	57,428	34,466	12,393	19,264	(4,557)	8,077	35,678

Earnings (loss) per share(1) – basic ($)	0.02	0.06	0.03	0.01	0.02	(0.01)	0.01	0.04

Earnings (loss) per share(1) – diluted ($)	0.02	0.04	0.03	0.00	0.02	(0.01)	0.00	0.04

Cash flows from operating activities ($ in thousands)	86,211	147,276	25,606	41,772	48,023	39,599	82,338	90,316

Gold sold (ounces)	220,738	259,837	137,695	121,597	131,737	119,937	151,524	145,029

Average realized gold price ($/ounce)	1,290	1,325	1,264	1,267	1,247	1,219	1,196	1,331

Gold produced, excluding Fekola pre-commercial production results(2) (ounces)	240,093	239,684	167,850	129,288	121,448	132,736	140,651	146,686

Gold produced, total including Fekola pre-commercial production results(2) (ounces)	240,093	239,684	240,753	135,628	121,448	132,736	140,651	146,686

Cash operating costs(2)(3) ($/ounce gold)	474	481	565	563	631	564	546	491

Total cash costs(2)(3) ($/ounce gold)	552	569	611	614	678	607	591	544

All-in sustaining costs(2)(3) ($/ounce gold)	721	750	905	921	974	889	877	702

Adjusted net income(2)(3) ($ in thousands)	46,344	57,341	5,704	13,887	12,851	19,357	2,506	48,617

Adjusted earnings per share(2)(3) - basic ($)	0.05	0.06	0.01	0.01	0.01	0.00	0.00	0.05

(1)	Attributable to the shareholders of the Company.

(2)	Starting December 1, 2017, the table includes results from the Fekola Mine which reached commercial production November 30, 2017.

(3)
Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The results in the first and second quarters of 2018 reflect the impact of the first two full quarters of production from the Fekola Mine, which achieved commercial production on November 30, 2017. Quarterly gold revenue in the first quarter of 2018 increased due to a full quarter of sales from the Fekola Mine, including sales of bullion held in inventory at December 31, 2017, as well as an increase in the average realized gold price. Quarterly gold revenue in the second quarter of 2018 decreased from the first quarter of 2018 due to lower ounces sold and a lower realized gold price. Quarterly gold revenue in 2017 decreased from 2016 levels due to lower production levels in 2017 compared to 2016 as well as a decrease in the average realized gold price. Net income in the first and second quarters of 2018 reflect the results of the low-cost Fekola production. Net income in the 2016 quarters also reflect the strong operating performance of the mines.
Quarterly cash flows provided by operating activities for the first and second quarters of 2018 reflect the cash flows from first two full quarter of commercial production from the Fekola Mine. Quarterly cash flows provided by operating activities for the first and second quarters of 2017 included $15 million each in proceeds from the Company's Prepaid Sales transactions. The higher cash flows provided by operating activities in 2016 compared to 2017 reflect higher revenues and strong operational mine results in 2016. In the fourth quarter of 2017, cash flows provided by operating activities were lower than the third quarter of 2017 due to working capital increases for inventory relating to the Fekola Mine.
OUTLOOK
B2Gold had a strong first half of 2018, with record gold revenue, gold sales and gold production for the first half of 2018 resulting from the first two full quarters of commercial production from its newest mine, the Fekola Mine. 2018 is expected to be another transformative, record-setting year of low-cost gold production for B2Gold as the newest senior gold producer. With the Company’s projected dramatic increase in gold production and cash from operations in 2018 and commitment to the pursuit of continued growth through the exploration and development of the Company's existing pipeline of assets, B2Gold is looking forward to a successful year. B2Gold remains well on target to achieve transformational growth in 2018. For full-year 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is now forecast to be between 920,000 and 960,000 ounces (revised higher from the original guidance range of between 910,000 and 950,000 ounces). This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017.

The Fekola Mine success is the latest in a series of accretive acquisitions, construction and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2Gold was created as a junior exploration company with no gold production, to the projected revised 2018 production range of between 920,000 and 960,000 ounces of gold from the Company’s five gold mines in four countries. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines, prepaid gold sales and available debt facility capacity including the Company's RCF and Fekola equipment financing loans. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company has begun to reduce its overall consolidated debt levels. The planned repayment of debt in 2018 includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date (conversion price of $3.93 per share).

The Company's dramatic growth has been driven by a number of key factors. Amongst them are: the Company’s disciplined approach to acquisitions, based on detailed due diligence by B2Gold’s experienced, technical, legal and financial teams; the outstanding performance of our in-house construction team; B2Gold’s highly-experienced exploration team that has realized significant exploration success at the Company’s properties; and our dedicated country and mine management teams and employees, who are supported and empowered by our corporate executive and management teams.

For the remainder of 2018 and beyond, B2Gold plans to: continue to optimize production from its gold mines; strive to maintain its outstanding health and safety records; continue its commitment to Corporate Social Responsibility; remain in a strong financial position while reducing debt levels; and pursue further organic growth through the exploration and development of our impressive pipeline of existing properties and new exploration initiatives.

As part of this strategy to pursue organic growth the Company has budgeted a total of $56 million for exploration in 2018. Brownfields exploration will make up approximately 80% of this budget, focusing on drilling campaigns on existing projects. In the second quarter of 2018, the 2018 Mali exploration budget was increased by $4 million (from $15 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit.  These results and previous drill results indicate that the potential exists, subject to further drilling, to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve. The Fekola North Extension remains open to the north. Due to the increasing size of the mineralized area, B2Gold now intends to release a new mineral resource for the Fekola deposit including a portion of the Fekola North Extension early in the fourth quarter of 2018. In addition, based on the positive exploration results to date, the Company’s in-house technical team is conducting engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, and increase tonnage throughput, thereby increasing annual gold production, if, as expected, a larger open-pit resource is confirmed by the current exploration and in-fill drilling. Results of these studies are projected to be available by year-end 2018.

In addition, as discussed above, the Company’s exploration teams will also continue drilling to infill and determine the ultimate size of its significant exploration targets at El Limon Central in Nicaragua and at the Toega Project in Burkina Faso. Results from the current Limon Central Study are expected to be released in the third quarter of 2018.

Finally, B2Gold will continue to acquire and explore grass roots exploration opportunities directly and consider potential growth through joint-ventures and investments in junior companies with high-quality exploration projects.
OUTSTANDING SHARE DATA
At August 7, 2018, 988,584,211 common shares were outstanding. In addition, there were approximately 73 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$4.05 per share and approximately 2 million RSUs outstanding.
CAUTION ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see B2Gold’s Annual Information Form, dated March 23, 2018 for a discussion of the Company's ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, outlook, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, growth, production, mine life, revenues and timing of gold sales, including an assumed gold price of $1,200, cash flows, including projected increase of cash from operations in 2018, costs, including projected cash operating costs and AISC and expected decrease of forecast AISC and low consolidated cash operating costs in 2018, capital expenditures, budgets, ore grades, sources and types of ore, stripping ratios, throughput, ore processing, production estimates and guidance, including B2Gold’s projected increase of gold production to between 920,000 and 960,000 ounces in 2018; project-specific projections of gold production and costs; and statements regarding anticipated exploration, drilling, development, construction, production, permitting and other activities and achievements of B2Gold, including but not limited to: the potential for large, Fekola-style mineralized zones at the Anaconda, Adder and Mamba zones; the expectation that B2Gold will have sufficient liquidity to repay its convertible notes in full and still maintain a strong cash position; the use of the balance of the undrawn equipment loan facilities for equipment purchases in 2018 and early 2019; the approximate amount and grade of ore stockpiles at the Fekola Mine and the timing of processing such ore and anticipated recovery rates; the anticipated higher throughput rate of 5.5 Mtpa being sustainable; mining costs for Fekola increasing, but remaining below budget, for the last half of 2018; the potential to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve; the release of a new mineral resource for the Fekola deposit, the timing thereof and such including a portion of the Fekola North Extension; the potential to expand the current Fekola Mine and mill facilities and increase tonnage throughput, thereby increasing annual gold production and the results and timing of B2Gold’s study thereof; a larger open-pit resource at the Fekola Mine being confirmed by the current exploration and in-fill drilling; the anticipated 20% ownership by the State of Mali and the expected approval by the Council of Ministers, and timing thereof, for the transfer of a 20% ownership interest in Fekola SA to the State of Mali; the anticipated upgrade of the processing plant at Masbate Mine, the timing of its completion, and projected annual gold production as a result of upgrade; the expectation that Otjikoto’s HFO solar hybrid plant will reduce power generation fuel costs and consumption and greenhouse gas emissions; the expectation that nearly all of the processed ore at Otjikoto Mine will be sourced from the Otjikoto Pit in 2018 and that higher-grade ore will be produced from the Wolfshag Pit in 2019; the potential to expand the underground to the south at Wolfshag and Otjikoto and updates to the Wolfshag model; the planned restart of ramp development at the Jabali Antenna Underground Project; the expectation that mining and processing at La Libertad will continue into 2020, the anticipated timing for bringing Jabali Antenna Open Pit and Underground online, and the successful completion of resettlement activities and receipt of the remaining mining permits relating to La Libertad; the Central zone and the potential to expand the mill throughput thereby increase annual gold production and the results and timing of B2Gold’s study thereof; the ultimate size of El Limon Central; continued drilling and studies in the Toega Zone, the timing of the release of results of such studies, and the ultimate size of the Toega Zone; the expectation that B2Gold’s ownership in Gramalote will be diluted down to approximately 48% if a full work program is completed in 2018; and the potential for B2Gold to hold 75% in certain Finland properties. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua; the uncertainty about the outcome of negotiations with the Government of Mali; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in

Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. B2Gold’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this MD&A and the documents referenced herein have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this MD&A and the documents referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of "mineral reserves," "proven reserves" and "probable reserves" used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this MD&A and the documents referenced herein may not qualify as “reserves” under SEC standards.

In addition, this MD&A and the documents referenced herein may use the terms “mineral resources”, ‘measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in this MD&A or the documents referenced herein is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. For the above reasons, information contained or referenced in this MD&A that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the disclosure of the information regarding the Anaconda mineral resource and Mr. Garagan and Peter Montano, Project Director, also a qualified person under NI 43-101, have approved the disclosure of all other scientific and technical information contained in this MD&A.